                                                    FILE NO. 333-33956
                                                    40 ACT FILE NO. 811-2271

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on
Form N-8B-2

A.      Exact name of Trust:         NUVEEN TAX-FREE UNIT TRUST, SERIES 1161

B.      Name of Depositor:           JOHN NUVEEN & CO. INCORPORATED

C.      Complete address of Depositor's principal executive offices:

                                     333 West Wacker Drive
                                     Chicago, Illinois 60606

D.      Name and complete address of agents for service:

                                     JOHN NUVEEN & CO. INCORPORATED
                                     Attn: Alan G. Berkshire
                                     333 West Wacker Drive
                                     Chicago, Illinois 60606

                                     CHAPMAN AND CUTLER
                                     Attn: Eric F. Fess
                                     111 West Monroe Street
                                     Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ /     immediately upon filing pursuant to paragraph (b)

/ /     on April 13, 2000 pursuant to paragraph (b)

/ /     60 days after filing pursuant to paragraph (a)

/ /     on April 13, 2000 pursuant to paragraph (a) of rule 485 or 486

E.      Title of securities being registered: Units of undivided fractional beneficial interest.

F.      Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/X/     Check box if it is proposed that this filing will become effective on April 13, 2000 at
        1:30 P.M. pursuant to Rule 487.

A

[LOGO]


                                Nuveen Maryland


Traditional Trust 346



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67065S 521
                                                              QUARTERLY:             67065S 539
                                                              SEMI-ANNUALLY:         67065S 547


Prospectus Part A dated April 13, 2000
--------------------------------------------------------------------------------

Overview


Nuveen Maryland Traditional Trust 346 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1161. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal and Maryland income tax and to conserve capital.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS WHICH IS DATED APRIL 10, 2000. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.

 Contents
 1 Overview                                                  4 Interest Distributions
 2 Trust Summary and Financial Highlights                    5 Risk Factors
 2 The Trust                                                 6 Tax Status
 2 Investment Objectives                                     7 Schedule of Investments
 2 The Portfolio                                             8 Statement of Condition
 3 Essential Information                                     9 Report of Independent Public Accountants

NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    Maryland Traditional Trust 346 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Maryland, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Maryland state and local income taxes to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 6 obligations issued by entities located in Maryland and one obligation issued by an entity located in the Territory of Puerto Rico. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    4                          General Obligation                                          57.1%
    2                          Health Care Facility Revenue                                28.6
    1                          Education Revenue                                           14.3



    Approximately 14.3% of the aggregate principal amount of the bonds in the Trust (accounting for approximately 12.6% of the aggregate offering price of the bonds) are original issue discount bonds. See "Risk Factors" herein and "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, APRIL 12, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  1,750,000
Number of Units.............................................        17,500
Fractional Undivided Interest in Trust Per Unit.............      1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  1,664,112
    Divided by Number of Units..............................  $      95.09
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.90
    Plus Maximum Organization Costs Per Unit(1).............  $     .29000
    Public Offering Price Per Unit(2).......................  $     100.28
Redemption Price Per Unit (exclusive of accrued interest)...  $      94.99
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      95.38
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       5.29
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.90
Average Maturity of Bonds in the Trust(3)...................    27.1 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.3333     $ 5.3333          $ 5.3333
    Less Estimated Annual Expense...........................    $ .2319      $ .1999           $ .1809
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 5.1014     $ 5.1334          $ 5.1524
Daily Rate of Accrual Per Unit..............................   $ .01417     $ .01425          $ .01431
ESTIMATED CURRENT RETURN(6).................................       5.09%        5.12%             5.14%
ESTIMATED LONG TERM RETURN(6)...............................       5.14%        5.17%             5.18%
Trustee's Annual Fees(7)....................................   $ 1.5234     $ 1.2034          $ 1.0134



Date of Deposit...............................................................................April 13, 2000
Settlement Date...............................................................................April 18, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:

BECAUSE CERTAIN OF THE BONDS IN THE TRUST WILL NOT BE DELIVERED TO THE TRUSTEE UNTIL AFTER THE SETTLEMENT DATE FOR A PURCHASE OF UNITS MADE ON THE DATE OF DEPOSIT, INTEREST THAT ACCRUES ON THOSE BONDS BETWEEN THE DATE OF DEPOSIT AND SUCH DELIVERY DATE WILL BE TREATED AS A RETURN OF PRINCIPAL RATHER THAN AS TAX-EXEMPT INCOME. THE AMOUNT OF ANY SUCH RETURN OF PRINCIPAL IS NOT INCLUDED IN THE ANNUAL INTEREST INCOME SHOWN ABOVE. FOR THE TRUST, THE FOLLOWING SETS FORTH THE LATEST SCHEDULED BOND DELIVERY DATE, THE AMOUNT PER UNIT THAT WILL BE TREATED AS A RETURN OF PRINCIPAL TO UNITHOLDERS WHO PURCHASE ON THE DATE OF DEPOSIT, AND THE ESTIMATED CURRENT RETURN UNDER THE MONTHLY DISTRIBUTION PLAN AFTER THE FIRST YEAR, ASSUMING THE PORTFOLIO AND ESTIMATED ANNUAL EXPENSES DO NOT VARY FROM THAT SET FORTH ABOVE (SEE "PORTFOLIO OPERATING EXPENSES" IN
PART B OF THIS PROSPECTUS AND THE "SCHEDULE OF INVESTMENTS"). THE ESTIMATED CURRENT RETURN AFTER THE FIRST YEAR WILL ALSO BE HIGHER UNDER THE QUARTERLY AND SEMI-ANNUAL DISTRIBUTION PLANS:


                                                                                               ESTIMATED CURRENT
                                                  LATEST SCHEDULED         PER UNIT                    RETURN
                                                   DELIVERY DATE         RETURN OF PRINCIPAL   AFTER THE FIRST YEAR
                                              ------------------------   -------------------   -----------------------
MARYLAND TRADITIONAL TRUST..................       APRIL 26, 2000              $  .02                    5.10%



(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "ACCRUED INTEREST" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF PORTFOLIOS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                               NORMAL
                                                                                                            DISTRIBUTIONS
                                                                         2000                  2001           PER YEAR
---------------------------------------------------------------------------------------------------------   -------------
Record Date*...............................................      5/1        8/1       11/1        2/1
Distribution Date..........................................     5/15       8/15      11/15       2/15
-------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan..................................  $ .2557(1)  ----  $.4263 every month  ----       $5.1181
Quarterly Distribution Plan................................  $ .2557(1) $1.2870(2) $1.2870    $1.2870         $5.1501
Semi-Annual Distribution Plan..............................  $ .2557(1)            $2.5830(3)                 $5.1691
-------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "DISTRIBUTIONS TO UNITHOLDERS" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) Regular 3-month distribution.

(3) Regular 6-month distribution.

                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.

    The Trust is considered to be concentrated in bonds of Health Care Facility Revenue Issuers whose revenues are subject to certain risks including increased governmental regulation, fluctuating occupancy levels and increased competition.


    The Trust is concentrated in the bonds of issuers located in the State of Maryland. Such concentration may expose Unitholders to additional risks. The financial condition of the State of Maryland is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The State has a relatively high wage labor market which has resulted in the State's business sector becoming more vulnerable to competitive pressures.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    The State of Maryland currently maintains a "triple A" bond rating from Standard & Poor's and Moody's on its general obligation indebtedness.

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of Maryland, its political subdivisions and authorities and, provided the interest thereon is exempt from State income taxes by the laws or treaties of the United States, obligations issued by or on behalf of the United States' territories or possessions, including Puerto Rico, Guam and the Virgin Islands, their political subdivisions and authorities (the "Maryland Bonds").


    In the opinion of Blank Rome Comisky & McCauley, a Limited Liability Partnership, special counsel for the Trust for Maryland tax matters, under existing law:


        For Maryland state and local income tax purposes, the Trust will not be taxable as an association, and the income of the Trust will be treated as the income of the Unitholders.

        For Maryland state and local tax purposes, interest on the Maryland Bonds which is exempt from Maryland state and local income tax when received by the Trust, and which would be exempt from Maryland state and local income tax if received directly by a Unitholder, will retain its status as tax-exempt interest when received by the Trust and distributed to the Unitholders.

        Interest derived from the Trust by a Unitholder with respect to the Maryland Bonds will not be subject to Maryland state or local income taxes; provided that interest or profit derived from the Trust by a financial institution, as defined in Section 8-101(c) of the Tax-General Article of the Annotated Code of Maryland, will be subject to the Maryland state franchise tax on financial institutions, except to the extent such interest is expressly exempt from the Maryland state franchise tax by the statutes which authorize the issuance of such Maryland Bonds (See Section 8-204 of the Tax General Article of the Annotated Code of Maryland).

        A Unitholder will not be subject to Maryland state or local income tax with respect to gain realized when Maryland Bonds held in the Trust are sold, redeemed, or paid at maturity, except with respect to gain realized upon a sale, redemption or payment at maturity of such Maryland Bonds as are issued by or on behalf of United States territories or possessions, their political subdivisions and authorities; such gain will equal the proceeds of sale, redemption or payment, less the tax basis of the Maryland Bonds (adjusted to reflect (a) the amortization of Bond premium or discount, and (b) the deposit in the Trust after the Unitholder's settlement date of Maryland Bonds with accrued interest).

        Although the matter is not free from doubt, gain realized by a Unitholder from the redemption, sale or other disposition of a Trust Unit
    (i) will be subject to Maryland state income tax except in the case of individual Unitholders who are not Maryland residents, and (ii) will be subject to Maryland local income tax in the case of individual Unitholders who are Maryland residents.

        If interest on indebtedness incurred or continued by a Unitholder to purchase Units in the Trust is not deductible for Federal income tax purposes, it will also be nondeductible for Maryland state income tax purposes and, if applicable, local income tax purposes.

        Trust Units will be subject to Maryland inheritance and estate tax only if held by Maryland residents. Neither the Maryland Bonds nor the Trust Units will be subject to Maryland personal property tax, sales tax or use tax.

         SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, APRIL 13, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   250,000      Maryland Health and Higher Educational Facilities         2010 at 101        AA-        Aa3      $   254,653
                   Authority, Revenue Bonds (Catholic Health
                   Initiatives), Series 2000A, 6.00% Due 12/1/24.
    250,000      Maryland Health and Higher Educational Facilities         2009 at 101        AA         Aa2          254,673
                   Authority, Revenue Bonds, The Johns Hopkins
                   University Issue, Series 1999, 6.00% Due 7/1/39.
    250,000      Maryland Health and Higher Educational Facilities         2009 at 101        AAA        Aaa          213,675
                   Authority, Revenue Bonds, Medlantic/Helix Issue,
                   Series 1998B, 4.75% Due 8/15/28. (AMBAC Insured.)
    250,000      Mayor and City Council of Baltimore (City of              2009 at 102        AAA        Aaa          240,883
                   Baltimore, Maryland), General Obligation Bonds,
                   Consolidated Public Improvement Bonds of 1999,
                   Series A, 5.25% Due 10/15/20. (FSA Insured.)
    250,000      Howard County, Maryland, Metropolitan District Bonds,     2009 at 101        AAA        Aaa          250,910
                   2000 Series A, 5.70% Due 2/15/30. (General
                   Obligation Bonds.)
    250,000    * Washington Suburban Sanitary District, Maryland           2010 at 100        AA         Aa1          239,113
                   (Montgomery and Prince George's Counties,
                   Maryland), General Construction Bonds of 2000,
                   5.25% Due 6/1/24. (General Obligation Bonds.) (When
                   issued.)
    250,000      Commonwealth of Puerto Rico, Public Improvement           2008 at 101        AAA        --           210,205
                   Refunding Bonds, Series 1998 (General Obligation
                   Bonds), 4.50% Due 7/1/23. (Original issue discount
                   bonds delivered on or about January 29, 1998 at a
                   price of 92.439% of principal amount.) (FSA
                   Insured.)
-----------                                                                                                       -----------
$ 1,750,000                                                                                                       $ 1,664,112
===========                                                                                                       ===========



* These bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is April 26, 2000. Contracts relating to bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14% of the aggregate principal amount of the Trust. (See "COMPOSITION OF PORTFOLIOS" in Part B of this Prospectus.)

------------


    (1) The Sponsor's contracts to purchase bonds were entered into during the period from March 15, 2000 to April 11, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
Maryland Traditional Trust 346...........................  $ 1,652,878       $ 11,234            $ 93,625       $1,657,362



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .39%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF PORTFOLIOS" and "TAX STATUS" in Part B of this Prospectus.

    (3) Certain of the bonds in a Traditional Trust, as insured by an Insurer, may be rated AAA by Standard & Poor's and/or Aaa by Moody's. The insurance on such bonds guarantees the payment of interest and principal on such bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, mandatory redemptions or interest rate risks. (See "INSURANCE ON THE BONDS" and "DESCRIPTIONS OF RATINGS" in Part B of this Prospectus.)

                  STATEMENT OF CONDITION, AS OF APRIL 13, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 1,664,112
Accrued interest to April 13, 2000 on underlying bonds(1)...       21,636
Cash in Portfolio...........................................        5,075
                                                              -----------
            Total...........................................  $ 1,690,823
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to April 13, 2000 on underlying
     bonds(4)...............................................  $    21,636
    Reimbursement of Sponsor for organization costs(3)......        5,075
                                                              -----------
            Total...........................................  $    26,711
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (17,500)
      Cost to investors(5)..................................  $ 1,754,922
        Less: Gross underwriting commission(6)..............       85,735
        Less: Organization costs(3).........................  $     5,075
                                                              -----------
    Net amount applicable to investors......................  $ 1,664,112
                                                              -----------
            Total...........................................  $ 1,690,823
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "EVALUATION OF BONDS AT THE DATE OF DEPOSIT" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on certain of the bonds in a Traditional Trust may have been obtained by the issuers of such bonds. Such insurance, if any, does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance, if any.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "ACCRUED INTEREST" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF MARYLAND TRADITIONAL TRUST 346:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Maryland Traditional Trust 346 (contained in Nuveen Tax-Free Unit Trust,
Series 1161), as of April 13, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Maryland Traditional Trust 346 as of April 13, 2000, in conformity with accounting principles generally accepted in the United States.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
April 13, 2000

[LOGO]


                                Nuveen Maryland


Traditional Trust 346



                              PROSPECTUS -- PART A
                                 APRIL 13, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    More information about this Trust, including the code of ethics adopted by the Sponsor and the Trust, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Trust information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at proscribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

A

[LOGO]


                                Nuveen Virginia


Traditional Trust 346



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67067C 524
                                                              QUARTERLY:             67067C 532
                                                              SEMI-ANNUALLY:         67067C 540


Prospectus Part A dated April 13, 2000
--------------------------------------------------------------------------------

Overview


Nuveen Virginia Traditional Trust 346 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1161. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal and Virginia income tax and to conserve capital.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS WHICH IS DATED APRIL 10, 2000. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.

 Contents
 1 Overview                                                  4 Interest Distributions
 2 Trust Summary and Financial Highlights                    5 Risk Factors
 2 The Trust                                                 6 Tax Status
 2 Investment Objectives                                     7 Schedule of Investments
 2 The Portfolio                                             8 Statement of Condition
 3 Essential Information                                     9 Report of Independent Public Accountants

NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    Virginia Traditional Trust 346 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Virginia, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Virginia income tax, to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 6 obligations issued by entities located in Virginia and one obligation issued by an entity located in the Territory of Puerto Rico. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    2                          General Obligation                                          28.5%
    1                          Dedicated-Tax Supported Revenue                             14.3
    1                          Education Revenue                                           14.3
    1                          Multi-Family Housing Revenue                                14.3
    1                          Utilities                                                   14.3
    1                          Water and/or Sewer Revenue                                  14.3



    Approximately 28.6% of the aggregate principal amount of the bonds in the Trust (accounting for approximately 26.4% of the aggregate offering price of the bonds) are original issue discount bonds. See "Risk Factors" herein and "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, APRIL 12, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  1,750,000
Number of Units.............................................        17,500
Fractional Undivided Interest in Trust Per Unit.............      1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  1,660,619
    Divided by Number of Units..............................  $      94.89
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.89
    Plus Maximum Organization Costs Per Unit(1).............  $     .29000
    Public Offering Price Per Unit(2).......................  $     100.07
Redemption Price Per Unit (exclusive of accrued interest)...  $      94.79
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      95.18
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       5.28
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.89
Average Maturity of Bonds in the Trust(3)...................    25.1 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.3205     $ 5.3205          $ 5.3205
    Less Estimated Annual Expense...........................    $ .2379      $ .2059           $ .1869
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 5.0826     $ 5.1146          $ 5.1336
Daily Rate of Accrual Per Unit..............................   $ .01411     $ .01420          $ .01426
ESTIMATED CURRENT RETURN(6).................................       5.08%        5.11%             5.13%
ESTIMATED LONG TERM RETURN(6)...............................       5.11%        5.15%             5.17%
Trustee's Annual Fees(7)....................................   $ 1.5834     $ 1.2634          $ 1.0734



Date of Deposit...............................................................................April 13, 2000
Settlement Date...............................................................................April 18, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:

BECAUSE CERTAIN OF THE BONDS IN THE TRUST WILL NOT BE DELIVERED TO THE TRUSTEE UNTIL AFTER THE SETTLEMENT DATE FOR A PURCHASE OF UNITS MADE ON THE DATE OF DEPOSIT, INTEREST THAT ACCRUES ON THOSE BONDS BETWEEN THE DATE OF DEPOSIT AND SUCH DELIVERY DATE WILL BE TREATED AS A RETURN OF PRINCIPAL RATHER THAN AS TAX-EXEMPT INCOME. THE AMOUNT OF ANY SUCH RETURN OF PRINCIPAL IS NOT INCLUDED IN THE ANNUAL INTEREST INCOME SHOWN ABOVE. FOR THE TRUST, THE FOLLOWING SETS FORTH THE LATEST SCHEDULED BOND DELIVERY DATE, THE AMOUNT PER UNIT THAT WILL BE TREATED AS A RETURN OF PRINCIPAL TO UNITHOLDERS WHO PURCHASE ON THE DATE OF DEPOSIT, AND THE ESTIMATED CURRENT RETURN UNDER THE MONTHLY DISTRIBUTION PLAN AFTER THE FIRST YEAR, ASSUMING THE PORTFOLIO AND ESTIMATED ANNUAL EXPENSES DO NOT VARY FROM THAT SET FORTH ABOVE (SEE "PORTFOLIO OPERATING EXPENSES" IN
PART B OF THIS PROSPECTUS AND THE "SCHEDULE OF INVESTMENTS"). THE ESTIMATED CURRENT RETURN AFTER THE FIRST YEAR WILL ALSO BE HIGHER UNDER THE QUARTERLY AND SEMI-ANNUAL DISTRIBUTION PLANS:


                                                                                               ESTIMATED CURRENT
                                                  LATEST SCHEDULED         PER UNIT                    RETURN
                                                   DELIVERY DATE         RETURN OF PRINCIPAL   AFTER THE FIRST YEAR
                                              ------------------------   -------------------   -----------------------
VIRGINIA TRADITIONAL TRUST..................       APRIL 27, 2000              $  .02                    5.10%



(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "ACCRUED INTEREST" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF PORTFOLIOS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                               NORMAL
                                                                                                            DISTRIBUTIONS
                                                                         2000                  2001           PER YEAR
---------------------------------------------------------------------------------------------------------   -------------
Record Date*...............................................      5/1        8/1       11/1        2/1
Distribution Date..........................................     5/15       8/15      11/15       2/15
-------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan..................................  $ .2550(1)  ----  $.4251 every month  ----       $5.1014
Quarterly Distribution Plan................................  $ .2550(1) $1.2825(2) $1.2825    $1.2825         $5.1334
Semi-Annual Distribution Plan..............................  $ .2550(1)            $2.5758(3)                 $5.1524
-------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "DISTRIBUTIONS TO UNITHOLDERS" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) Regular 3-month distribution.

(3) Regular 6-month distribution.

                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.


    The Trust is concentrated in the bonds of issuers located in the State of Virginia. Such concentration may expose Unitholders to additional risks. The financial condition of the State of Virginia is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. The Virginia Constitution requires a balanced biennial budget and contains limits on the amount of general obligation bonds which the Commonwealth can issue. Additionally, Constitutional and statutory limitations concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.


    The economic vitality of the Commonwealth and its various regions and, therefore, the ability of the Commonwealth and its local governments to satisfy the bonds, are affected by numerous factors. The employment in the

Commonwealth has been and continues to be significantly and adversely affected by the cutbacks in federal government spending, particularly defense, and the reduction of jobs in the mining industry.

    The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations.

    The Commonwealth of Virginia currently maintains a "triple A" bond rating from Standard & Poor's, Moody's and Fitch IBCA, Inc. (formerly Fitch Investors Service, L.P.) on its general obligation indebtedness.

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" appearing in Part B of this Prospectus.

    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the Commonwealth of Virginia, its counties, municipalities, authorities or political subdivisions and, provided the interest thereon is exempt from Virginia income taxes by the laws or treaties of the United States, by or on behalf of the United States' territories or possessions, including Puerto Rico, Guam, the Virgin Islands and the Northern Mariana Islands, and their political subdivisions and authorities (the "Virginia Bonds").

    In the opinion of Christian & Barton, L.L.P., special counsel for the Trust for Virginia tax matters, under existing Virginia law:

    The Trust will be treated as a trust for Virginia income tax purposes and not as an association taxable as a corporation. As a result, income of the Trust will be treated as the income of the Unitholders.

    Amounts representing tax-exempt interest for Federal income tax purposes received or accrued by the Trust with respect to the Virginia Bonds, will not be taxed to the Trust or to the Unitholders for Virginia income tax purposes. To the extent that interest or gain on the sale of obligations of the Commonwealth or any political subdivision or instrumentality thereof is included in federal adjusted gross income, that income shall be subtracted in arriving at Virginia taxable income.

    Where an independent Virginia income tax exemption is provided for interest on certain obligations, including those issued by industrial development authorities pursuant to the Virginia Industrial Development and Revenue Bond Act, by the Virginia Housing Development Authority, by the Virginia Resources Authority and by the Virginia Education Loan Authority, interest on such obligations is exempt from Virginia income taxation without regard to any exemption from Federal income taxes.

    Gain which is subject to Federal income taxation as a result of the sale of a Unit by the Unitholder will be included in the Unitholder's Virginia taxable income.

    No income tax is imposed by any political subdivision of the Commonwealth of Virginia. The Commonwealth of Virginia does not impose a gift tax and the Virginia estate tax on a resident's Federal taxable estate and a non-resident's Federal taxable estate located in the Commonwealth is equal to the maximum state death tax credit allowable against the Federal estate tax payable by the estate.

         SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, APRIL 13, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   250,000      Commonwealth of Puerto Rico, Public Improvement           2008 at 101        AAA        --       $   210,205
                   Refunding Bonds, Series 1998 (General Obligation
                   Bonds), 4.50% Due 7/1/23. (Original issue discount
                   bonds delivered on or about January 29, 1998 at a
                   price of 92.439% of principal amount.)(FSA
                   Insured.)
    250,000      Commonwealth Transportation Board, Commonwealth of        2009 at 101        AA         Aa1          246,838
                   Virginia, Transportation Revenue Bonds (Northern
                   Virginia Transportation District Program), Series
                   1999A, 5.50% Due 5/15/22.
    250,000      Industrial Development Authority of the City of           2009 at 101        --         A1           251,875
                   Alexandria, Virginia, Educational Facilities
                   Revenue Bonds (Episcopal High School), Series 1999,
                   5.875% Due 1/1/29.
    250,000      Alexandria Redevelopment and Housing Authority,           2009 at 102        --         A3           251,250
                   Virginia, Multifamily Housing Revenue Bonds
                   (Parkwood Court Apartments), Series 1999 A, 6.125%
                   Due 10/1/29.
    250,000      Augusta County Service Authority (Virginia), Water        2009 at 100        AAA        Aaa          228,555
                   and Sewer System Revenue Bonds, Series 1994, 5.00%
                   Due 11/1/24. (Original issue discount bonds
                   delivered on or about March 3, 1994 at a price of
                   93.75% of principal amount.)(MBIA Insured.)
    250,000    * Fairfax County, Virginia, Public Improvement Bonds,       2008 at 102        AAA        Aaa          241,838
                   Series 2000 A, 5.25% Due 6/1/20. (General
                   Obligation Bonds.) (When issued.)
    250,000      City of Richmond, Virginia, Public Utility Revenue        2008 at 101        AAA        --           230,058
                   and Refunding Bonds, Series 1998A, 5.125% Due
                   1/15/28. (MBIA Insured.)
-----------                                                                                                       -----------
$ 1,750,000                                                                                                       $ 1,660,619
===========                                                                                                       ===========



* These bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is April 27, 2000. Contracts relating to bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14% of the aggregate principal amount of the Trust. (See "COMPOSITION OF PORTFOLIOS" in Part B of this Prospectus.)

------------


    (1) The Sponsor's contracts to purchase bonds were entered into during the period from April 6, 2000 to April 11, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
Virginia Traditional Trust 346...........................  $ 1,656,359       $  4,260            $ 93,438       $1,653,869



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .39%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF PORTFOLIOS" and "TAX STATUS" in Part B of this Prospectus.

    (3) Certain of the bonds in a Traditional Trust, as insured by an Insurer, may be rated AAA by Standard & Poor's and/or Aaa by Moody's. The insurance on such bonds guarantees the payment of interest and principal on such bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, mandatory redemptions or interest rate risks. (See "INSURANCE ON THE BONDS" and "DESCRIPTIONS OF RATINGS" in Part B of this Prospectus.)

                  STATEMENT OF CONDITION, AS OF APRIL 13, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 1,660,619
Accrued interest to April 13, 2000 on underlying bonds(1)...       26,378
Cash in Portfolio...........................................        5,075
                                                              -----------
            Total...........................................  $ 1,692,072
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to April 13, 2000 on underlying
     bonds(4)...............................................  $    26,378
    Reimbursement of Sponsor for organization costs(3)......        5,075
                                                              -----------
            Total...........................................  $    31,453
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (17,500)
      Cost to investors(5)..................................  $ 1,751,249
        Less: Gross underwriting commission(6)..............       85,555
        Less: Organization costs(3).........................  $     5,075
                                                              -----------
    Net amount applicable to investors......................  $ 1,660,619
                                                              -----------
            Total...........................................  $ 1,692,072
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "EVALUATION OF BONDS AT THE DATE OF DEPOSIT" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on certain of the bonds in a Traditional Trust may have been obtained by the issuers of such bonds. Such insurance, if any, does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance, if any.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "ACCRUED INTEREST" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF VIRGINIA TRADITIONAL TRUST 346:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Virginia Traditional Trust 346 (contained in Nuveen Tax-Free Unit Trust,
Series 1161), as of April 13, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Virginia Traditional Trust 346 as of April 13, 2000, in conformity with accounting principles generally accepted in the United States.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
April 13, 2000

[LOGO]


                                Nuveen Virginia


Traditional Trust 346



                              PROSPECTUS -- PART A
                                 APRIL 13, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    More information about this Trust, including the code of ethics adopted by the Sponsor and the Trust, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Trust information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at proscribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

A

[LOGO]


                                 Nuveen Florida


Insured Trust 291



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67068C 226
                                                              QUARTERLY:             67068C 234
                                                              SEMI-ANNUALLY:         67068C 242


Prospectus Part A dated April 13, 2000
--------------------------------------------------------------------------------

Overview


Nuveen Florida Insured Trust 291 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1161. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal income tax and Florida intangibles tax and to conserve capital.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS WHICH IS DATED APRIL 10, 2000. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.


 Contents
 1 Overview                                                  5 Interest Distributions
 2 Trust Summary and Financial Highlights                    6 Risk Factors
 2 The Trust                                                 7 Tax Status
 2 Investment Objectives                                     8 The Insurers
 2 The Portfolio                                             9 Schedule of Investments
 2 Insurance on the Bonds                                    10 Statement of Condition
 3 Essential Information                                     11 Report of Independent Public Accountants


NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    Florida Insured Trust 291 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Florida, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Florida intangibles tax, to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal income tax and Florida intangibles tax, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 8 obligations issued by entities located in Florida. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    2                          Water and/or Sewer Revenue                                  28.6%
    2                          Dedicated-Tax Supported Revenue                             28.5
    2                          Transportation                                              20.0
    1                          Education Revenue                                           14.3
    1                          Miscellaneous Revenue                                        8.6


INSURANCE ON THE BONDS

    Despite anything to the contrary contained in Part B of the Prospectus concerning insurance on the bonds included in the Trust, all of the bonds in the Trust are covered by policies of insurance obtained from AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA"), guaranteeing payment of principal and interest on the bonds when due. As a result of such insurance, the bonds in the Trust have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch IBCA, Inc. ("FITCH") and/or "AAA" by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S"). Insurance does not guarantee the market value of the bonds or of Trust Units. See "The Insurers" for additional information.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, APRIL 12, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  3,500,000
Number of Units.............................................        35,000
Fractional Undivided Interest in Trust Per Unit.............      1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  3,221,334
    Divided by Number of Units..............................  $      92.04
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.74
    Plus Maximum Organization Costs Per Unit(1).............  $     .29000
    Public Offering Price Per Unit(2).......................  $      97.07
Redemption Price Per Unit (exclusive of accrued interest)...  $      91.93
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      92.33
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       5.14
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.74
Average Maturity of Bonds in the Trust(3)...................    29.3 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.1929     $ 5.1929          $ 5.1929
    Less Estimated Annual Expense...........................    $ .2174      $ .1854           $ .1664
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 4.9755     $ 5.0075          $ 5.0265
Daily Rate of Accrual Per Unit..............................   $ .01382     $ .01390          $ .01396
ESTIMATED CURRENT RETURN(6).................................       5.13%        5.16%             5.18%
ESTIMATED LONG TERM RETURN(6)...............................       5.24%        5.27%             5.29%
Trustee's Annual Fees(7)....................................   $ 1.6041     $ 1.2841          $ 1.0941



Date of Deposit...............................................................................April 13, 2000
Settlement Date...............................................................................April 18, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:


(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "ACCRUED INTEREST" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF PORTFOLIOS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                               NORMAL
                                                                                                            DISTRIBUTIONS
                                                                         2000                  2001           PER YEAR
---------------------------------------------------------------------------------------------------------   -------------
Record Date*...............................................      5/1        8/1       11/1        2/1
Distribution Date..........................................     5/15       8/15      11/15       2/15
-------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan..................................  $ .2487(1)  ----  $.4146 every month  ----       $4.9755
Quarterly Distribution Plan................................  $ .2487(1) $1.2510(2) $1.2510    $1.2510         $5.0075
Semi-Annual Distribution Plan..............................  $ .2487(1)            $2.5128(3)                 $5.0265
-------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "DISTRIBUTIONS TO UNITHOLDERS" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.
(2) Regular 3-month distribution.
(3) Regular 6-month distribution.

                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.

    The Trust is considered to be concentrated in bonds of Water and/or Sewer Revenue Issuers whose revenues are subject to certain risks including problems obtaining timely and adequate rate increases and population decline resulting in decreased user fees. In addition, the Trust is considered to be concentrated in bonds of Dedicated-Tax Supported Revenue Issuers whose revenues are subject to certain risks including changes in the local economy and the ability to collect taxes in a timely fashion.


    The Trust is concentrated in the bonds of issuers located in the State of Florida. Such concentration may expose Unitholders to additional risks. The financial condition of the State of Florida is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.


    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The State continues to be dependent on the construction and construction related manufacturing industries. These industries tend to be highly cyclical and there is no assurance that Florida's rapid population growth, which drove these industries in the past, will continue. Tourism is also one of the State's most important industries. Because many international travelers visit Florida, an increase in the value of the U.S. dollar adversely affects this industry. Moreover, Florida could be impacted by problems in the agricultural sector, including crop failures, severe weather conditions or other agricultural-related problems, particularly with regard to the citrus and sugar industries.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    The State maintains a bond rating of Aa2, AA+ and AA from Moody's, Standard & Poor's and Fitch, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue resource from which such series derives funds for repayment.

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" appearing in Part B of this Prospectus.

    The assets of the Trust will consist solely of interest-bearing obligations issued by or on behalf of the State of Florida, its political subdivisions and authorities or by the Commonwealth of Puerto Rico, Guam, the Virgin Islands, American Samoa, or the Northern Mariana Islands (the "Florida Bonds").

    In the opinion of Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A., special counsel for the Trust for Florida tax matters, under existing law:

    For Florida state income tax purposes, the Trust will not be subject to the Florida income tax imposed by the Florida Code so long as the Trust has no income subject to federal taxation. In addition, political subdivisions of Florida do not impose any income taxes.

    Because Florida does not impose an income tax on individuals, non-corporate Unitholders will not be subject to any Florida income tax on income realized by the Trust. Each corporate Unitholder will be subject to Florida income taxation on its share of the income realized by the Trust notwithstanding the tax exempt status of the interest received from any bonds under Section 103(a) of the Internal Revenue Code of 1986 or any other federal law, unless the interest income constitutes nonbusiness income. Nevertheless, any corporate Unitholder that has its commercial domicile in Florida will be taxable under the Florida Code on its share of the Trust income which constitutes nonbusiness income.

    Trust Units will be subject to Florida estate tax only if owned by Florida residents, certain natural persons not domiciled in Florida, or certain natural persons not residents of the United States. However, the Florida estate tax is limited to the amount of the credit allowable under the applicable Federal Revenue Act (currently Section 2011 [and in some cases Section 2102] of the Internal Revenue Code of 1986, as amended) for death taxes actually paid to the several states.

    Neither the Florida Bonds nor the Units will be subject to the Florida ad valorem property tax or Florida sales or use tax.

    Because Bonds issued by the State of Florida or its political subdivisions or by the Commonwealth of Puerto Rico, Guam, the Virgin Islands, American Samoa and the Northern Mariana Islands are exempt from Florida intangible personal property taxation under Chapter 199, Florida Statutes, as amended, the Trust will not be subject to Florida intangible personal property tax. In addition, the Unitholders will not be subject to Florida intangible personal property tax on the Units.

                                  THE INSURERS

    Despite information to the contrary in Part B of the Prospectus, MBIA will not serve as the sole provider of insurance for the bonds in the Trust. The bonds in the Trust are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from AMBAC, FGIC, FSA or MBIA (the "Insurers"). The "Schedule of Investments" identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," "AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers. See the Information Supplement for more complete descriptions. The Information Supplement may be requested from the Trustee.

    AMBAC ASSURANCE CORPORATION. AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia and the Commonwealth of Puerto Rico. AMBAC is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico. FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. FSA participates in strategic partnerships with XL Capital Ltd. and The Tokio Marine and Fire Insurance Company Limited.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain.

         SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, APRIL 13, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   500,000      Lee County, Florida, Airport Revenue Bonds, Series        2010 at 101        AAA        Aaa      $   500,000
                   2000B, 5.75% Due 10/1/33. (FSA Insured.)
    500,000      Miami-Dade County, Florida, Subordinate Special           2008 at 102        AAA        Aaa          435,710
                   Obligation Bonds, Series 1997B, 5.00% Due 10/1/37.
                   (MBIA Insured.)
    200,000      Miami-Dade County, Florida, Aviation Revenue Bonds,       2010 at 101        AAA        Aaa          200,000
                   Miami International Airport, Series 2000B
                   (Non-Amt), 5.75% Due 10/1/29. (FGIC Insured.)
    500,000      Miami-Dade County, Florida, Water and Sewer System        2009 at 101        AAA        Aaa          445,745
                   Revenue Bonds, Series 1999A, 5.00% Due 10/1/29.
                   (FGIC Insured.)
    500,000      Orange County, Florida, Tourist Development Tax,          2009 at 100        AAA        Aaa          434,890
                   Refunding Revenue Bonds, Series 1998A, 4.75% Due
                   10/1/21. (AMBAC Insured.)
    500,000      Peace River/Manasota Regional Water Supply Authority      2008 at 101        AAA        --           446,475
                   (Florida), Revenue Bonds (Peace River Option
                   Project), Series 1998A, 5.00% Due 10/1/28. (MBIA
                   Insured.)
    300,000    * St. Lucie County, Florida, Public Improvement Revenue     2010 at 100        AAA        Aaa          292,359
                   Bonds, Series 2000A (800 Mhz Radio System), 5.50%
                   Due 4/1/23. (When issued.) (MBIA Insured.)
    500,000      Volusia County Educational Facilities Authority           2009 at 101        --         Aaa          466,155
                   (Florida), Educational Facilities Revenue Bonds
                   (Stetson University, Inc. Project), Series 1999,
                   5.25% Due 6/1/29. (AMBAC Insured.)
-----------                                                                                                       -----------
$ 3,500,000                                                                                                       $ 3,221,334
===========                                                                                                       ===========



* These bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is April 20, 2000. Contracts relating to bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 9% of the aggregate principal amount of the Trust. (See "COMPOSITION OF PORTFOLIOS" in Part B of this Prospectus.)

------------


    (1) The Sponsor's contracts to purchase bonds were entered into during the period from April 10, 2000 to April 12, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
Florida Insured Trust 291................................  $ 3,213,556       $  7,778            $181,750       $3,207,334



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .40%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF PORTFOLIOS" and "TAX STATUS" in Part B of this Prospectus.

    (3) All the bonds in the Insured Trusts, as insured by AMBAC, FSA, FGIC or MBIA, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on the bonds guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "INSURANCE ON THE BONDS" and "DESCRIPTIONS OF RATINGS" in Part B of this Prospectus.)

                  STATEMENT OF CONDITION, AS OF APRIL 13, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 3,221,334
Accrued interest to April 13, 2000 on underlying bonds(1)...       18,163
Cash in Portfolio...........................................       10,150
                                                              -----------
            Total...........................................  $ 3,249,647
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to April 13, 2000 on underlying
     bonds(4)...............................................  $    18,163
    Reimbursement of Sponsor for organization costs(3)......       10,150
                                                              -----------
            Total...........................................  $    28,313
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (35,000)
      Cost to investors(5)..................................  $ 3,397,447
        Less: Gross underwriting commission(6)..............      165,963
        Less: Organization costs(3).........................  $    10,150
                                                              -----------
    Net amount applicable to investors......................  $ 3,221,334
                                                              -----------
            Total...........................................  $ 3,249,647
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "EVALUATION OF BONDS AT THE DATE OF DEPOSIT" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such bonds. Such insurance does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "ACCRUED INTEREST" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF FLORIDA INSURED TRUST 291:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Florida Insured Trust 291 (contained in Nuveen Tax-Free Unit Trust,
Series 1161), as of April 13, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Florida Insured Trust 291 as of April 13, 2000, in conformity with accounting principles generally accepted in the United States.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
April 13, 2000

[LOGO]


                                 Nuveen Florida


Insured Trust 291



                              PROSPECTUS -- PART A
                                 APRIL 13, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    More information about this Trust, including the code of ethics adopted by the Sponsor and the Trust, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Trust information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at proscribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

A

[LOGO]


                                  Nuveen Ohio


Insured Trust 174



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67102M 610
                                                              QUARTERLY:             67102M 628
                                                              SEMI-ANNUALLY:         67102M 636


Prospectus Part A dated April 13, 2000
--------------------------------------------------------------------------------

Overview


Nuveen Ohio Insured Trust 174 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1161. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal income taxes and Ohio state and local income taxes and to conserve capital.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS WHICH IS DATED APRIL 10, 2000. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.


 Contents
 1 Overview                                                  5 Interest Distributions
 2 Trust Summary and Financial Highlights                    6 Risk Factors
 2 The Trust                                                 7 Tax Status
 2 Investment Objectives                                     7 The Insurers
 2 The Portfolio                                             9 Schedule of Investments
 2 Insurance on the Bonds                                    10 Statement of Condition
 3 Essential Information                                     11 Report of Independent Public Accountants


NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    Ohio Insured Trust 174 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Ohio, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income taxes and Ohio state and local income taxes, to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal income taxes and Ohio state and local income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 7 obligations issued by entities located in Ohio and one obligation issued by an entity located in the Territory of Puerto Rico. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    4                          General Obligation                                          42.8%
    1                          Dedicated-Tax Supported Revenue                             14.3
    1                          Education Revenue                                           14.3
    1                          Health Care Facility Revenue                                14.3
    1                          Power Revenue                                               14.3



    Approximately 3.4% of the aggregate principal amount of the bonds in the Trust (accounting for approximately 3.0% of the aggregate offering price of the bonds) are original issue discount bonds. See "Risk Factors" herein and "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.


INSURANCE ON THE BONDS

    Despite anything to the contrary contained in Part B of the Prospectus concerning insurance on the bonds included in the Trust, all of the bonds in the Trust are covered by policies of insurance obtained from AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA"), guaranteeing payment of principal and interest on the bonds when due. As a result of such insurance, the bonds in the Trust have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch IBCA, Inc. ("FITCH") and/or "AAA" by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S"). Insurance does not guarantee the market value of the bonds or of Trust Units. See "The Insurers" for additional information.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, APRIL 12, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  1,750,000
Number of Units.............................................        17,500
Fractional Undivided Interest in Trust Per Unit.............      1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  1,661,423
    Divided by Number of Units..............................  $      94.94
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.89
    Plus Maximum Organization Costs Per Unit(1).............  $     .29000
    Public Offering Price Per Unit(2).......................  $     100.12
Redemption Price Per Unit (exclusive of accrued interest)...  $      94.83
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      95.23
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       5.29
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.89
Average Maturity of Bonds in the Trust(3)...................    26.6 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.3721     $ 5.3721          $ 5.3721
    Less Estimated Annual Expense...........................    $ .2349      $ .2029           $ .1839
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 5.1372     $ 5.1692          $ 5.1882
Daily Rate of Accrual Per Unit..............................   $ .01427     $ .01435          $ .01441
ESTIMATED CURRENT RETURN(6).................................       5.13%        5.16%             5.18%
ESTIMATED LONG TERM RETURN(6)...............................       5.19%        5.22%             5.24%
Trustee's Annual Fees(7)....................................   $ 1.5540     $ 1.2340          $ 1.0440



Date of Deposit...............................................................................April 13, 2000
Settlement Date...............................................................................April 18, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:


(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "ACCRUED INTEREST" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF PORTFOLIOS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                               NORMAL
                                                                                                            DISTRIBUTIONS
                                                                         2000                  2001           PER YEAR
---------------------------------------------------------------------------------------------------------   -------------
Record Date*...............................................      5/1        8/1       11/1        2/1
Distribution Date..........................................     5/15       8/15      11/15       2/15
-------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan..................................  $ .2568(1)  ----  $.4281 every month  ----       $5.1372
Quarterly Distribution Plan................................  $ .2568(1) $1.2915(2) $1.2915    $1.2915         $5.1692
Semi-Annual Distribution Plan..............................  $ .2568(1)            $2.5938(3)                 $5.1882
-------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "DISTRIBUTIONS TO UNITHOLDERS" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.
(2) Regular 3-month distribution.
(3) Regular 6-month distribution.

                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.


    The Trust is concentrated in the bonds of issuers located in the State of Ohio. Such concentration may expose Unitholders to additional risks. The financial condition of the State of Ohio is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its fiscal year or fiscal biennium in a deficit position.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing, largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and approximately 15% of total employment in agribusiness.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State governmental operations and consequently its ability to pay debt service on its obligations.

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    The Trust is comprised primarily of interest-bearing obligations issued by or on behalf of the State of Ohio, political subdivisions thereof, or agencies or instrumentalities thereof (the "Ohio Obligations"), or by the governments of Puerto Rico, the Virgin Islands, the Northern Mariana Islands or Guam ("Territorial Obligations") (collectively, "Obligations").

    In the opinion of Squire, Sanders & Dempsey L.L.P., special Ohio counsel to the Trust, provided that at all times at least fifty percent of the value of the total assets of the Trust consist of Ohio Obligations, or similar obligations of other states or their subdivisions, under existing Ohio law:

        The Trust is not taxable as a corporation or otherwise for purposes of the Ohio personal income tax, Ohio school district income taxes, the Ohio corporation franchise tax, or the Ohio dealers in intangibles tax.

        Income of the Trust will be treated as the income of the Unitholders for purposes of the Ohio personal income tax and municipal and school district income taxes in Ohio and the Ohio corporation franchise tax in proportion to the respective interest therein of each Unitholder.

        Interest on Ohio Obligations held by the Trust is exempt from the Ohio personal income tax, and municipal and school district income taxes in Ohio, and is excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

        Interest on Territorial Obligations held by the Trust the interest on which is exempt from state income taxes under the laws of the United States is exempt from Ohio personal income tax, and municipal and school district income taxes in Ohio and, provided such interest is excluded from gross income for federal income tax purposes, is excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

        Proceeds paid under insurance policies, if any, to the Trustee of the Trust representing maturing interest on defaulted obligations held by the Trust that is excluded from gross income for federal income tax purposes will be exempt from the Ohio personal income tax and municipal and school district income taxes in Ohio and the net income base of the Ohio corporation franchise tax.

        Gains and losses realized on the sale, exchange or other disposition by the Trust of Ohio Obligations are excluded in determining adjusted gross and taxable income for purposes of the Ohio personal income tax, and municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

                                  THE INSURERS

    Despite information to the contrary in Part B of the Prospectus, MBIA will not serve as the sole provider of insurance for the bonds in the Trust. The bonds in the Trust are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from AMBAC, FGIC, FSA or MBIA (the "Insurers"). The "Schedule of Investments" identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by

Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," "AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers. See the Information Supplement for more complete descriptions. The Information Supplement may be requested from the Trustee.

    AMBAC ASSURANCE CORPORATION. AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia and the Commonwealth of Puerto Rico. AMBAC is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico. FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. FSA participates in strategic partnerships with XL Capital Ltd. and The Tokio Marine and Fire Insurance Company Limited.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain.

         SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, APRIL 13, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   250,000      Ohio Air Quality Development Authority, State of          2009 at 101        AAA        Aaa      $   229,863
                   Ohio, Air Quality Development Revenue Refunding
                   Bonds (Ohio Power Company Project), Series C, 5.15%
                   Due 5/1/26. (AMBAC Insured.)
    250,000      County of Hamilton, Ohio, Sales Tax Bonds, Series         2008 at 101        AAA        Aaa          224,180
                   1998B, Hamilton County Football Project, 5.00% Due
                   12/1/27. (MBIA Insured.)
    190,000      Licking Valley Local School District, Licking and         2009 at 100        AAA        Aaa          170,998
                   Muskingum Counties, Ohio, School Building
                   Construction Bonds, Series 1999 (General Obligation
                   - Unlimited Tax), 5.00% Due 12/1/25. (MBIA
                   Insured.)
    250,000      County of Lucas, Ohio, Hospital Revenue Bonds, Series     2009 at 101        AAA        Aaa          234,038
                   1999 (ProMedica Healthcare Obligated Group), 5.375%
                   Due 11/15/29. (AMBAC Insured.)
    250,000      Madison Local School District, County of Butler,          2009 at 101        AAA        Aaa          250,965
                   Ohio, School Improvement Unlimited Tax General
                   Obligation Bonds, Series 1999, 5.75% Due 12/1/26.
                   (MBIA Insured.)
    250,000    * Mansfield City School District, Richland County,          2010 at 100        AAA        --           250,930
                   Ohio, Various Purpose Bonds, Series 2000 (General
                   Obligation - Unlimited Tax), 5.75% Due 12/1/27.
                   (When issued.) (MBIA Insured.)
    250,000      The University of Akron (A State University of Ohio),     2010 at 101        AAA        Aaa          250,000
                   General Receipts Bonds, Series 1999, 5.70% Due
                   1/1/24. (FGIC Insured.)
     60,000      Commonwealth of Puerto Rico, Public Improvement           2008 at 101        AAA        --            50,449
                   Refunding Bonds, Series 1998 (General Obligation
                   Bonds), 4.50% Due 7/1/23. (Original issue discount
                   bonds delivered on or about January 29, 1998 at a
                   price of 92.439% of principal amount.) (FSA
                   Insured.)
-----------                                                                                                       -----------
$ 1,750,000                                                                                                       $ 1,661,423
===========                                                                                                       ===========



* These bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is April 19, 2000. Contracts relating to bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14% of the aggregate principal amount of the Trust. (See "COMPOSITION OF PORTFOLIOS" in Part B of this Prospectus.)

------------


    (1) The Sponsor's contracts to purchase bonds were entered into during the period from April 4, 2000 to April 12, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
Ohio Insured Trust 174...................................  $ 1,650,540       $ 10,883            $ 94,013       $1,654,423



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .40%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF PORTFOLIOS" and "TAX STATUS" in Part B of this Prospectus.

    (3) All the bonds in the Insured Trusts, as insured by AMBAC, FSA, FGIC or MBIA, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on the bonds guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "INSURANCE ON THE BONDS" and "DESCRIPTIONS OF RATINGS" in Part B of this Prospectus.)

                  STATEMENT OF CONDITION, AS OF APRIL 13, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 1,661,423
Accrued interest to April 13, 2000 on underlying bonds(1)...       32,333
Cash in Portfolio...........................................        5,075
                                                              -----------
            Total...........................................  $ 1,698,831
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to April 13, 2000 on underlying
     bonds(4)...............................................  $    32,333
    Reimbursement of Sponsor for organization costs(3)......        5,075
                                                              -----------
            Total...........................................  $    37,408
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (17,500)
      Cost to investors(5)..................................  $ 1,752,095
        Less: Gross underwriting commission(6)..............       85,597
        Less: Organization costs(3).........................  $     5,075
                                                              -----------
    Net amount applicable to investors......................  $ 1,661,423
                                                              -----------
            Total...........................................  $ 1,698,831
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "EVALUATION OF BONDS AT THE DATE OF DEPOSIT" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such bonds. Such insurance does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "ACCRUED INTEREST" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF OHIO INSURED TRUST 174:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Ohio Insured Trust 174 (contained in Nuveen Tax-Free Unit Trust, Series 1161), as of April 13, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Ohio Insured Trust 174 as of April 13, 2000, in conformity with accounting principles generally accepted in the United States.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
April 13, 2000

[LOGO]


                                  Nuveen Ohio


Insured Trust 174



                              PROSPECTUS -- PART A
                                 APRIL 13, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    More information about this Trust, including the code of ethics adopted by the Sponsor and the Trust, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Trust information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at proscribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

                                            B

[NUVEEN LOGO]

Nuveen Tax-Free Unit Trusts
Prospectus Part B dated April 10, 2000

    THE PROSPECTUS FOR A NUVEEN UNIT TRUST ("DEFINED PORTFOLIO") IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO PARTICULAR PORTFOLIOS AND PROVIDES SPECIFIC INFORMATION REGARDING THE PORTFOLIOS' INVESTMENTS, INVESTMENT OBJECTIVES, EXPENSES, FINANCIAL HIGHLIGHTS, INTEREST DISTRIBUTIONS, ESTIMATED RETURNS, RISK FACTORS AND TAX STATUS. PART B OF THE PROSPECTUS PROVIDES MORE GENERAL INFORMATION REGARDING THE NUVEEN TAX-FREE DEFINED PORTFOLIOS. PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE PROSPECTUS. YOU SHOULD READ BOTH PARTS OF THE PROSPECTUS AND RETAIN THEM FOR FUTURE REFERENCE. EXCEPT AS PROVIDED IN PART A OF THE PROSPECTUS, THE INFORMATION CONTAINED IN THIS PART B WILL APPLY TO EACH PORTFOLIO.

    Additional information about the Portfolio is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "TRUSTEE") at (800) 257-8787.

NUVEEN DEFINED PORTFOLIOS

TAX-FREE INCOME. Each Nuveen Tax-Free Defined Portfolio consists of a diversified portfolio of municipal bonds (the "Bonds"). (See "Schedule of Investments" in Part A of the Prospectus for a list of the Bonds included in a Portfolio.) Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, the Bonds provide interest income exempt from federal income tax and for State Portfolios, exempt to the extent indicated in Part A of the Prospectus from state and, in some cases, local income taxes and intangibles taxes, for residents of the state in which the Bonds are issued. (See "TAX STATUS".)

INSURED PORTFOLIOS. All Bonds in each Nuveen Insured Portfolio are covered by insurance policies obtained from AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA"), guaranteeing payment of principal and interest on the bonds when due. As a result of such insurance, the Bonds in the Portfolio have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch IBCA, Inc. ("FITCH") and/or "AAA" by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S"). Please note that the insurance relates only to the Bonds in the Insured Portfolios and not to the Units or the market value of the Bonds or of the Units. (See "INSURANCE ON THE BONDS.")

TRADITIONAL PORTFOLIOS. Each Traditional Portfolio consists of a diversified portfolio of Bonds rated in the category of "A" or better by Standard & Poor's, Moody's or Fitch.

MINIMUM INVESTMENT--$5,000 or 50 Units, whichever is less.

REDEEMABLE UNITS. Units of a Portfolio are redeemable at the offices of the Trustee at prices based upon the bid prices of the Bonds. (See "REDEMPTION.")

DISTRIBUTIONS. Interest received by a Portfolio will be paid semi-annually, unless you elect to receive distributions monthly or quarterly. Distributions of funds in the principal account will ordinarily be made semi-annually. (See "DISTRIBUTIONS TO UNITHOLDERS.")

PUBLIC OFFERING PRICE. Public Offering Price of a Portfolio during the Initial Offering Period is based upon the offering prices of the Bonds in the Portfolio plus an upfront sales charge. The Public Offering Price during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also includes organization costs incurred in establishing a Portfolio. These costs will be deducted from the assets of the Portfolio as of the close of such period. For Units purchased in the secondary market, the Public Offering Price is based upon the bid prices of the Bonds in the Portfolio. Accrued interest on the Bonds in the Portfolio from the preceding Record Date to, but not including, the Settlement Date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE and "ACCRUED INTEREST.")
                            ------------------------

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        TABLE OF CONTENTS                                  PAGE
        NUVEEN TAX-FREE DEFINED PORTFOLIOS                 4
        OBJECTIVES OF THE PORTFOLIOS                       4
        SUMMARY OF PORTFOLIOS                              4
        COMPOSITION OF PORTFOLIOS                          6
        INSURANCE ON THE BONDS                             8
        PUBLIC OFFERING PRICE                              9
        MARKET FOR UNITS                                   12
        ACCRUED INTEREST                                   12
        ESTIMATED LONG TERM RETURN AND ESTIMATED
        CURRENT RETURN                                     13
        EVALUATION OF BONDS AT THE DATE OF DEPOSIT         14
        TAX STATUS                                         14
        PORTFOLIO OPERATING EXPENSES                       17
        DISTRIBUTIONS TO UNITHOLDERS                       18
        ACCUMULATION PLAN                                  19
        REPORTS TO UNITHOLDERS                             19
        UNIT VALUE AND EVALUATION                          19
        DISTRIBUTION OF UNITS TO THE PUBLIC                20
        OWNERSHIP AND TRANSFER OF UNITS                    21
        REDEMPTION                                         22
        HOW UNITS MAY BE PURCHASED BY THE SPONSOR          23
        HOW BONDS MAY BE REMOVED FROM THE PORTFOLIOS       23
        INFORMATION ABOUT THE TRUSTEE                      23
        INFORMATION ABOUT THE SPONSOR                      24
        DESCRIPTION OF RATINGS                             24
        OTHER INFORMATION                                  26

[NUVEEN LOGO]

        TOPICAL INDEX                                               PAGE
        Accrued Interest                                            12
        Accumulation Plan                                           19
        Bond Ratings, Description of                                24
        Bonds, Initial Determination of Offering Price              14
        Bonds, How Selected                                         4
        Bonds, Limited Right of Substitution                        7
        Bonds, Removal from a Portfolio                             23
        Call Provisions of Portfolio Bonds                          7
        Capital Gains Taxability                                    14
        Composition of Portfolios                                   6
        Dealer Discounts                                            20
        Distributions to Unitholders                                18
                                                                    Part
        Distribution Payment Dates                                  A,18
        Distribution of Units to the Public                         20
        Essential Information Regarding the Portfolios              Part A
                                                                    Part
        Estimated Long Term Return and Estimated Current Return     A,13
        Evaluation                                                  19
        Expenses for Normal Portfolio Operation                     17
        Indenture, Amendment of                                     26
        Indenture, Termination of                                   27
        Insurance on the Bonds                                      8
                                                                    Part
        Interest Account Distributions                              A,18
        Legal Opinion                                               27
        Limitations on Liabilities of Sponsor and Trustee           24
        Market for Units                                            12
        Minimum Transaction                                         20
        Objectives of the Portfolios                                4
        Optional Distribution Plan                                  18
        Other Information                                           26
        Ownership and Transfer of Units                             21
        Principal Account Distributions                             18
        Public Offering Price of Units                              9
        Purchase of Units by Sponsor                                23
        Quantity Purchases                                          9
                                                                    Part
        Record Dates                                                A,18
        Redemption of Units Without Charge                          22
        Report of Independent Public Accountants                    Part A
        Reports to Unitholders                                      19
        Risk Factors                                                Part A
        Sales Charge                                                9
        Schedules of Investments                                    Part A
        Sponsor, Information About                                  24
        State Tax Status                                            Part A
        Statements of Condition                                     Part A
        Successor Trustees and Sponsors                             24
        Supplemental Information                                    27
        Tax Status of Unitholders                                   14
        Trustee, Information About                                  23
        Units, Description of                                       4

NUVEEN TAX-FREE DEFINED PORTFOLIOS

    This Nuveen Tax-Free Defined Portfolio is one of a series of separate but similar investment companies created by John Nuveen & Co. Incorporated, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding the Portfolios is set forth in Part A of this Prospectus. The various Nuveen Tax-Free Defined Portfolios are collectively referred to herein as the "Portfolios"; the Portfolios in which some or none of the Bonds are insured are sometimes referred to as the "Traditional Portfolios," the Portfolios in which all of the Bonds are insured as described herein are sometimes referred to as the "Insured Portfolios," and the state Portfolios (both Traditional and Insured) are sometimes referred to as the "State Portfolios." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank.

    Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of municipal debt obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "Bonds"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Bonds deposited in a Portfolio. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Bonds with delivery dates after the date of settlement for a purchase made on the Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF PORTFOLIOS." For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Bonds and its limited right to substitute other bonds to replace any failed contract, see "COMPOSITION OF PORTFOLIOS."

    Payment of interest on the Bonds in each Insured Portfolio, and of principal at maturity, is guaranteed under policies of insurance obtained by the Sponsor, certain third parties or by the issuers of the Bonds. (See "INSURANCE ON THE BONDS.") AS A GENERAL MATTER, NEITHER THE ISSUER NOR THE SPONSOR HAS OBTAINED INSURANCE WITH RESPECT TO MANY OF THE BONDS IN ANY TRADITIONAL PORTFOLIO.

    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Portfolio, and which are offered for sale by this Prospectus. Each Unit of a Portfolio represents a fractional undivided interest in the principal and net income of such Portfolio. Units may only be sold in states in which they are registered. To the extent that any Units of any Portfolio are redeemed by the Trustee, the aggregate value of the Portfolio's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Portfolio will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

OBJECTIVES OF THE PORTFOLIOS

    The objectives of the Portfolios are income exempt from Federal income tax and, in the case of State Portfolios, where applicable, state income and intangibles taxes, and conservation of capital, through an investment in obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from Federal income tax under existing law and for State Portfolios, from certain state income taxes and intangibles taxes, if any, for purchasers who qualify as residents of that State in which Bonds are issued. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Portfolio has been obtained and as a result of such insurance the Bonds in the Insured Portfolios are rated "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's. (See "INSURANCE ON THE BONDS.") All obligations in each Traditional Portfolio are rated in the category "A" or better (SP-1, MIG 2 or F 2 or better, respectively, in the case of short term obligations included in a Short Term Traditional Portfolio) by Standard & Poor's, Moody's and/or Fitch (including provisional or conditional ratings). In addition, certain Bonds in certain Traditional Portfolios may be covered by insurance guaranteeing the timely payment, when due, of all principal and interest. There is, of course, no guarantee that the Portfolios' objectives will be achieved. For a comparison of net after-tax returns for various tax brackets, see the "TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES" included in the Appendices to the Information Supplement of this Prospectus.

SUMMARY OF PORTFOLIOS

    In selecting Bonds for the respective Portfolio, the following factors, among others, were considered: (i) the Standard & Poor's, Moody's and/or Fitch ratings of the Bonds, (ii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iii) the diversification of Bonds as to purpose of issue and location of issuer, (iv) the maturity dates of the Bonds, and (v) in the case of the Insured Portfolios only, the availability of insurance on such Bonds. (See "INSURANCE ON THE BONDS.")

Each Portfolio consists of municipal bonds. As set forth in Part A of this Prospectus, the Portfolios may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in a Portfolio to make payments of principal and interest or the ratings of such Bonds. For economic risks specific to the individual Portfolios, see Part A of this Prospectus and the Appendices to the Information Supplement of this Prospectus.

    ESCROW SECURED OBLIGATIONS are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

    HEALTH CARE FACILITY OBLIGATIONS are obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand for services, wages of employees, overhead expenses, competition from other similar providers, government regulation, the cost of malpractice insurance, and the degree of governmental financial assistance, including Medicare and Medicaid.

    HOUSING OBLIGATIONS are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing obligations are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

    INDUSTRIAL REVENUE OBLIGATIONS are industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payment on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.

    UTILITY OBLIGATIONS are obligations of issuers whose revenues are primarily derived from the sale of several types of energy, including electric and natural gas. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including the rates for electricity and natural gas, the demand for electricity and natural gas, the degree of competition, governmental regulation, overhead expenses and variable costs, such as fuel.

    TRANSPORTATION FACILITY REVENUE OBLIGATIONS are obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. The revenue of issuers of transit system obligations will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, competition from other forms of transportation, and increased costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities which may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by increases in fuel costs, competition from toll-free vehicular bridges and roads and alternative modes of transportation.

    WATER AND/OR SEWERAGE OBLIGATIONS are obligations of issuers whose revenues are payable from user fees from the sale of water and/or sewerage services. The problems of such issuers include the ability to obtain rate increases, population declines, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulties obtaining new supplies of fresh water, the effect of conservation programs and "no-growth" zoning ordinances.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

    DEDICATED-TAX SUPPORTED OBLIGATIONS are obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE OBLIGATIONS are obligations that are secured by lease payments of a governmental entity and are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount obligations in a Portfolio may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedule of Investments" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Portfolio may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation ("Stripped Obligations"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

COMPOSITION OF PORTFOLIOS

    Each Portfolio initially consists of delivery statements relating to contracts to purchase Bonds (or of such Bonds) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Bonds as may continue to be held from time to time (including certain securities deposited in the Portfolio in substitution for Bonds not delivered to a Portfolio or in exchange or substitution for Bonds upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Bonds.

    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Portfolios. Certain of the contracts relate to Bonds which have not been issued as of the Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Bonds. Although the Sponsor believes it unlikely, if such Bonds, or replacement bonds described below, are not acquired by a Portfolio or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Bonds provide for delivery dates after the date of settlement for purchases made on the Date of Deposit. Interest on such

"when issued" and "delayed delivery" Bonds accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Bonds during the interval between their purchase of Units and the delivery of the Bonds because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of the Prospectus (which are based on the Public Offering Price as of the business day prior to the Date of Deposit) may be slightly lower than that which Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth in Part A of the Prospectus. Those Bonds in each Portfolio purchased with delivery dates after the date of settlement for purchases made on the Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.

    LIMITED REPLACEMENT OF CERTAIN BONDS. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Portfolio under a contract, including those Bonds purchased on a when, as and if issued basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Bonds ("Replacement Bonds") to make up the original corpus of the Portfolio within 20 days after delivery of notice of the failed contract and the cost to the Portfolio (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must satisfy the criteria previously described for the Portfolios and shall be substantially identical to the Failed Bonds they replace in terms of (i) the exemption from federal and state taxation; (ii) maturity and; (iii) cost to the Portfolio. In addition, Replacement Bonds shall not be "when, as and if issued" Bonds. Whenever a Replacement Bond has been acquired for a Portfolio, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Portfolio involved. Once the original corpus of the Portfolio is acquired, the Trustee will have no power to vary the investment of the Portfolio.

    To the extent Replacement Bonds are not acquired, the Sponsor shall refund to all Unitholders of the Portfolio involved the sales charge attributable to such Failed Bonds not replaced, and the principal and accrued interest attributable to such Bonds shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Bonds in a Portfolio could not be replaced, the Net Annual Interest Income per Unit for such Portfolio would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF BONDS. Certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Portfolio will retain for any length of time its present size and composition.

    All of the Bonds in each Portfolio are subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Schedule of Investments" in Part A of this Prospectus and in most cases pursuant to a sinking fund or special or extraordinary redemption provisions. See the discussion of the various types of bond issues, above, for information on the call provisions of such bonds, particularly single family mortgage revenue bonds. Certain Bonds may carry a "mandatory put" (also referred to as a "mandatory tender" or "mandatory repurchase") feature pursuant to which the holder of such Bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the Bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Portfolios and for purposes of calculating the average maturity of the Bonds in any Portfolio.

    The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Portfolio involved. The exercise of redemption or call provisions is more likely to occur in situations where the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "accreted value.") Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds. (See "TAX STATUS" and "DISTRIBUTIONS TO UNITHOLDERS" and the "Schedule of Investments" in Part A of this Prospectus.)

    CERTAIN TAX MATTERS; LITIGATION. Certain of the Bonds in a Portfolio may be subject to continuing requirements regarding the actual use of bond proceeds, the manner of operation of the project financed from bond proceeds or the rebate of excess earnings on bond proceeds, any of which may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in each Portfolio an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, and the issuers covenanted to comply with all requirements necessary to retain the tax-exempt status of the Bonds, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.

    To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect on any of the Portfolios. It is possible that after the Date of Deposit, litigation may be initiated with respect to Bonds in any Portfolio. Any such litigation may affect the validity of such Bonds or the tax-exempt nature of the interest thereon, but while the outcome of litigation of such nature can never be entirely predicted, the opinions of bond counsel to the issuer of each Bond on the date of issuance state that such Bonds were validly issued and that the interest thereon is, to the extent indicated, exempt from Federal income tax.

INSURANCE ON THE BONDS

    The bonds in the Insured Portfolios are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from AMBAC, FGIC, FSA or MBIA (the "Insurers"). The "Schedule of Investments" in Part A of the Prospectus identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," "AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers. See "INSURANCE ON THE BONDS" and the Information Supplement for more complete descriptions. The Information Supplement may be requested from the Trustee.

    AMBAC ASSURANCE CORPORATION. AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico. AMBAC is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico. FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. FSA participates in strategic partnerships with XL Capital Ltd. and The Tokio Marine and Fire Insurance Company Limited.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain.

    Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Portfolio may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Portfolio as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business.

Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance.

    If a Bond in a Traditional Portfolio is insured, the "Schedule of Investments" appearing in Part A of this Prospectus will identify the insurer. There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each insurer "AAA," "AAA" or "Aaa," respectively.

    Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds. See the Information Supplement for further information concerning insurance.

    Because the insurance on the Bonds, if any, will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Portfolios. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

PUBLIC OFFERING PRICE

    The Public Offering Price of the Units of each Portfolio is equal to the Trustee's determination of the aggregate OFFERING prices of the Bonds deposited therein (minus any advancement to the principal account of the Portfolio made by the Trustee) plus a sales charge set forth in Part A of this Prospectus, in each case adding to the total thereof cash held by the Portfolio (minus accrued expenses and any advances to the Portfolio made by the Trustee), if any, and dividing the sum so obtained by the number of Units outstanding in the Portfolio. See "UNIT VALUE AND EVALUATION."In addition, a portion of the Public Offering Price during the initial offering period also consists of cash and/or Bonds in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio, including costs for preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses.

    If Bonds are purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Portfolio's organization costs, such Bonds will be purchased in the same proportionate relationship as all the Bonds contained in the Portfolio. These Bonds will be sold to reimburse the Sponsor for the Portfolio's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a shorter time period than the life of the Portfolio). Also, any cash reserved for these purposes will be paid to the Sponsor at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Bonds. To the extent the proceeds from the sale of these Bonds and any cash reserved are insufficient to repay the Sponsor for the Portfolio organization costs, the Trustee will sell additional Bonds to allow the Portfolio to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Bonds sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount per Unit set forth for the Portfolio in Part A of the Prospectus, this will result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. See "UNIT VALUE AND EVALUATION."

    The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Portfolio in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount. Sales charges during the primary offering period are as follows:

                                 NATIONAL AND STATE LONG                                        NATIONAL AND STATE
                                       TERM TRUSTS             LONG INTERMEDIATE TRUSTS        INTERMEDIATE TRUSTS
                               ----------------------------  ----------------------------  ----------------------------
                                  PERCENT        PERCENT        PERCENT        PERCENT        PERCENT        PERCENT
                                    OF           OF NET           OF           OF NET           OF           OF NET
                                 OFFERING        AMOUNT        OFFERING        AMOUNT        OFFERING        AMOUNT
       NUMBER OF UNITS*            PRICE        INVESTED         PRICE        INVESTED         PRICE        INVESTED
       ----------------        -------------  -------------  -------------  -------------  -------------  -------------
Less than 500.................         4.90%         5.152%          4.25%         4.439%          3.90%         4.058%
500 but less than 1,000.......         4.75          4.987           4.15          4.330           3.70          3.842
1,000 but less than 2,500.....         4.50          4.712           3.85          4.004           3.50          3.627
2,500 but less than 5,000.....         4.25          4.439           3.60          3.734           3.25          3.359
5,000 but less than 10,000....         3.50          3.627           3.35          3.466           3.00          3.093
10,000 but less than 25,000...         3.00          3.093           3.00          3.093           2.75          2.828
25,000 or more................         2.50          2.564           2.50          2.564           2.50          2.564

                                            NATIONAL AND STATE SHORT
                                              INTERMEDIATE TRUSTS              SHORT TERM TRUSTS
                                          ----------------------------    ----------------------------
                                            PERCENT         PERCENT         PERCENT         PERCENT
                                               OF            OF NET            OF            OF NET
                                            OFFERING         AMOUNT         OFFERING         AMOUNT
            NUMBER OF UNITS*                 PRICE          INVESTED         PRICE          INVESTED
            ----------------              ------------    ------------    ------------    ------------
Less than 500...........................         3.00%          3.093%           2.50%           2.564%
500 but less than 1,000.................         2.80           2.881            2.30            2.354
1,000 but less than 2,500...............         2.60           2.670            2.10            2.145
2,500 but less than 5,000...............         2.35           2.407            1.85            1.885
5,000 but less than 10,000..............         2.10           2.145            1.60            1.626
10,000 but less than 25,000.............         1.85           1.885            1.35            1.368
25,000 or more..........................         1.80           1.833            1.25            1.266

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc., and will be applied on that basis which is more favorable to the purchaser.

    For "secondary market" sales the Public Offering Price per Unit of each Portfolio is determined by adding to the Sponsor's determination of the BID price of each Bond in the Portfolio a sales charge determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Portfolio based upon the maturities of such Bonds. As shown, the sales charge on Bonds in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to purchases of at least $50,000 or 500 Units:

                                                               AMOUNT OF PURCHASE*
                               -----------------------------------------------------------------------------------
                                             $50,000    $100,000    $250,000    $500,000   $1,000,000
                                  UNDER        TO          TO          TO          TO          TO      $2,500,000
YEARS TO MATURITY                $50,000     $99,999    $249,999    $499,999    $999,999   $2,499,999    OR MORE
-----------------              ----------- ----------- ----------- ----------- ----------- ----------- -----------
Less than 1...................          0           0           0           0           0           0           0
1 but less than 2.............      1.523%      1.446%      1.369%      1.317%      1.215%      1.061%       .900%
2 but less than 3.............      2.041       1.937       1.833       1.729       1.626       1.420       1.225
3 but less than 4.............      2.564       2.433       2.302       2.175       2.041       1.781       1.546
4 but less than 5.............      3.093       2.961       2.828       2.617       2.459       2.175       1.883
5 but less than 7.............      3.627       3.433       3.239       3.093       2.881       2.460       2.165
7 but less than 10............      4.167       3.951       3.734       3.520       3.239       2.828       2.489
10 but less than 13...........      4.712       4.467       4.221       4.004       3.788       3.253       2.842
13 but less than 16...........      5.263       4.988       4.712       4.439       4.167       3.627       3.169
16 or more....................      5.820       5.542       5.263       4.987       4.603       4.004       3.500

 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

        The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on a Portfolio, for instance one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Portfolio will depend on the maturities of the Bonds in the Portfolio.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Portfolio if the net asset value of such Portfolio, as shown by any evaluation, is less than 20% of the original principal amount of the Portfolio.

    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Bonds in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. (See "ACCRUED INTEREST".)

    The graduated sales charges set forth above will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

    Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Portfolios, 1.35% of the Public Offering Price for Long Intermediate Portfolios, 1.20% of the Public Offering Price for National and State Intermediate Portfolios, 1.0% of the Public Offering Price for National and State Short Intermediate Portfolios and 1.0% of the Public Offering Price for Short Term Portfolios by: (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory services, brokerage services, investment services or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., and The John Nuveen Company, including in each case these individuals and their spouses, children, parents and spouses' parents, however, purchases by parents and adult children who are not members of the household of the officers, directors or full-time employees described above, must be made through a registered broker-dealer, and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

    The initial or primary Public Offering Price of the Units in each Portfolio is based upon a pro rata share of the OFFERING prices per Unit of the Bonds in such Portfolio plus the applicable sales charge. The secondary market Public Offering Price of each Portfolio is based upon a pro rata share of the BID prices per Unit of the Bonds in such Portfolio plus the applicable sales charge. The OFFERING prices of Bonds in a Portfolio may be expected to average between 1/2% to 2% more than the BID prices of such Bonds. The difference between the bid side evaluation and the offering side evaluation of the Bonds in each Portfolio on the business day prior to the Date of Deposit is shown in the discussion of each Portfolio.

    Whether or not Units are being offered for sale, the Sponsor will determine the aggregate value of each Portfolio as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

    During the initial public offering period, the Sponsor intends to offer to purchase Units of each Portfolio at a price equivalent to the pro rata share per Unit of the OFFERING prices of the Bonds in such Portfolio (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Portfolio at its own expense and to continuously offer to purchase Units of each Portfolio at prices, subject to change at any time, which are based upon the BID prices of Bonds in the respective Portfolios. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Sponsor expects to repurchase Units (the "SPONSOR'S REPURCHASE PRICE") includes estimated organization costs per Unit. After such period, the Sponsor's Repurchase Price will not include such estimated organization costs. See Part A of the Prospectus. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "REDEMPTION.") In connection with its secondary market-making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

    In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

ACCRUED INTEREST

    Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in each Portfolio is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Portfolio will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction.

    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Portfolio the amount of accrued interest due on the Bonds as of the Date of Deposit (which has been designated the first Record Date for all plans of distribution). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Portfolios) from interest received on the Bonds deposited in each Portfolio.

    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Bonds in the Portfolios. Since municipal bond interest is accrued daily but paid only semi-annually, during the initial months of the Portfolios, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution between approximately 30 and 60 days after the Date of Deposit. Assuming each Portfolio retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated in Part A of the Prospectus. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the purchase price and the redemption price of the Units.

    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Portfolio. (See Part A of the Prospectus and "DISTRIBUTIONS TO UNITHOLDERS.") As Bonds mature, or are redeemed or sold, the accrued interest applicable to such Bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.

ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN

    The Estimated Long Term Return for each Portfolio is a measure of the return to the investor expected to be earned over the estimated life of the Portfolio. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Bonds in the Portfolio calculated in accordance with accepted bond practice and adjusted to reflect expenses and sales charges. Under accepted bond practice, tax-exempt bonds are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the bonds but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the bond's purchase price. In the calculation of Estimated Long Term Return, the average yield for a Portfolio is derived by weighting each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of a Portfolio. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will reduce the return.

    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Bonds in a Portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to a Portfolio, less estimated expenses, by the number of Units outstanding.

    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Bonds. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual bonds in the Portfolio, and differences between the expected remaining life of Portfolio bonds and the actual length of time that they remain in a Portfolio; such actual holding periods may be reduced by termination of a Portfolio, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted in Part A of the Prospectus are based on the market value of the underlying Bonds on the business day prior to the Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Bonds and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Portfolio without charge to each potential investor in a Portfolio who receives this prospectus and makes an oral or written request to the Sponsor for such information.

    A portion of the monies received by a Portfolio may be treated, in the first year only, as a return of principal due to the inclusion in the Portfolio of "when-issued" or other Bonds having delivery dates after the date of settlement for purchases made on the Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See Part A of the Prospectus, "COMPOSITION OF PORTFOLIOS" and "TAX STATUS.")

    A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns and taxable-equivalent returns on a Portfolio and returns over specified periods on other similar Nuveen Portfolios with returns on taxable investments such as corporate or U.S. Government bonds, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Portfolio. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CD's and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Portfolios are described more fully elsewhere in the Prospectus.

EVALUATION OF BONDS AT THE DATE OF DEPOSIT

    The prices at which the Bonds deposited in the Portfolios would have been offered to the public on the business day prior to the Date of Deposit were determined by the Trustee on the basis of an evaluation of such Bonds prepared by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. ("Kenny S&P"), a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. With respect to Bonds in Insured Portfolios and insured Bonds in Traditional Portfolios, Kenny S&P evaluated the Bonds as so insured. (See "INSURANCE ON THE BONDS.")

    The amount by which the Trustee's determination of the OFFERING PRICES of the Bonds deposited in the Portfolios was greater or less than the cost of such Bonds to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of the Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Portfolio, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

TAX STATUS

    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Portfolios, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. For a discussion of the tax status of State Portfolios, see Part A of this Prospectus. Neither the Sponsor nor Chapman and Cutler has made any review of the Portfolios proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable.

    Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includable in gross income for Federal income tax purposes, and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any.)

    For purposes of the following opinions, it is assumed that each asset of the Portfolios is debt, the interest on which is excluded for Federal income tax purposes.

    In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law as of the date of this Prospectus:

    (1) the Portfolios are not associations taxable as corporations for Federal income tax purposes, and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986, as amended (the "Code") will retain its status for Federal income tax purposes when received by the Portfolios and when distributed to the Unitholders; however such interest may be taken into account in computing the alternative minimum tax and the additional tax on branches of foreign corporations. See "CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS", below;

    (2) each Unitholder of a Portfolio is considered to be the owner of a pro rata portion of each asset of such Portfolio under Subpart E, subchapter J of Chapter 1 of the Code and will have a taxable event when such Portfolio disposes of a Bond or when the Unitholder redeems or sells Units. If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all the assets of the Portfolio involved including his pro rata portion of all the Bonds represented by the Unit. The Taxpayer Relief Act of 1997 includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Portfolio, if any, on Bonds delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Portfolio acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment at maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Portfolio assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost; Unitholders should consult their own tax advisors with regard to the calculation of basis; and

    (3) any amounts paid on defaulted Bonds held by the Trustee under policies of insurance issued with respect to such Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.

    Sections 1288 and 1272 of the Internal Revenue Code of 1986, as amended (the "Code") provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bonds on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

    The "Revenue Reconciliation Act of 1993" (the "1993 Tax Act") subjects tax-exempt bonds to the market discount rules of the Code, effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory DE MINIMIS rule. Market discount can arise based on the price the Portfolio pays for the Bonds or the price a Unitholder pays for his or her Units. Under the 1993 Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while the Portfolio holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisors regarding these rules and their application.

    Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Portfolio is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units.

    In the case of certain of the Bonds in the Portfolio, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

    CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS. In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, REMIC or FASIT) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust. Under the provisions of
Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Portfolio. Unitholders should consult their tax advisors with respect to the particular tax consequences to them including the corporate alternative minimum tax and the branch profits tax imposed by Section 884 of the Code.

    ALL STATEMENTS IN THE PROSPECTUS CONCERNING EXCLUSION FROM GROSS INCOME FOR FEDERAL, STATE OR OTHER TAX PURPOSES ARE THE OPINION OF COUNSEL AND ARE TO BE SO CONSTRUED.

    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

    For taxpayers other than corporations, net capital gain is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

    In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

    For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1996 is included as an item of tax preference. However, the assets of the Portfolio do not include any such private activity bonds issued on or after that date.

    In general, Section 86 of the Code, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

    In addition, under the 1993 Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

    Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from the Portfolios, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

    Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisers as to the applicability of any such collateral consequences.

    EXCEPT AS NOTED ABOVE AND IN PART A OF THIS PROSPECTUS, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DISCUSSED ABOVE DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

In the opinion of Carter, Ledyard & Milburn, counsel to the Trustee and special counsel for the Series for New York tax matters, under existing law:

        Under the income tax laws of the State and City of New York, each Unit Trust is not an association taxable as a corporation and the income of each Portfolio will be treated as the income of the Unitholders.

        For a summary of each opinion of special counsel to the respective State Portfolio for state tax matters, see Part A of this Prospectus.

PORTFOLIO OPERATING EXPENSES

    No annual advisory fee is charged to the Portfolios by the Sponsor. The Sponsor does, however, receive a fee as set forth in Part A of the Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio (the "Sponsor's Evaluation Fee"). Estimated annual Portfolio expenses are as set forth in Part A of the Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Portfolio.

    The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Portfolio as set forth in in Part A of the Prospectus. Each annual fee is per $1,000 principal amount of the underlying Bonds in a Portfolio for that portion of the Portfolio that represents a particular plan of distribution, provided, however, that for services performed prior to the record date for the second distribution from the Interest Account, the Trustee's compensation shall be computed in respect of all Units outstanding at the rate specified for the monthly plan of distribution. The Trustee's compensation and the Sponsor's Evaluation Fee with respect to each Portfolio is computed on the basis of the largest principal amount of Bonds in the Portfolio at any time during the period with respect to which such compensation is being computed. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Portfolio to meet scheduled distributions). In addition, the Sponsor's Evaluation Fee and the Trustee's fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Portfolios or if such index no longer exists, a comparable index. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Portfolio, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which John Nuveen & Co. Incorporated is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. The Trustee has the use of funds, if any, being held in the Interest and Principal Accounts of each Portfolio for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Portfolios is expected to result from such use of these funds.

    Premiums for the policies of insurance obtained by the Sponsor or by the Bond issuers with respect to the Bonds in the Insured Portfolios and with respect to insured Bonds in Traditional Portfolios have been paid in full prior to the deposit of the Bonds in the Portfolios, and the value of such insurance has been included in the evaluation of the Bonds in each Portfolio and accordingly in the Public Offering Price of Units of each Portfolio. There are no annual continuing premiums for such insurance.

    The following are additional expenses of the Portfolios and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Portfolio or Portfolios to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Portfolios and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Bonds or any part of the Portfolios (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of bond counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.

    Except as provided in the Indenture, the Indenture generally requires each Portfolio to be audited on an annual basis at the expense of the Portfolio by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Portfolio shall exceed $.05 per Unit on an annual basis. Unitholders of a Portfolio covered by an audit may obtain a copy of the audited financial statements upon request.

DISTRIBUTIONS TO UNITHOLDERS

    Interest received by the Trustee on the Bonds in each Portfolio, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, shall be credited to the "Interest Account" of such Portfolio and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Portfolio.

    The pro rata share of cash in the Principal Account in each Portfolio will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Bonds and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. The Trustee is not required to make a distribution from the Principal Account of any Portfolio unless the amount available for distribution in such account equals at least $0.10 per Unit.

    The pro rata share of the Interest Account in each Portfolio will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Portfolio as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

    Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record Dates for semi-annual distributions will be the first day of May and November. See Part A of the Prospectus for details of distributions per Unit of each Portfolio under the various plans based upon estimated Net Annual Interest Income at the Date of Deposit. The amount of the regular distributions will generally change when Bonds are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Portfolio, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Portfolio. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

    The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.")

    As of the first day of each month the Trustee will deduct from the Interest Account of a Portfolio or, to the extent funds are not sufficient therein, from the Principal Account of a Portfolio, amounts needed for payment of expenses of such Portfolio. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Portfolio. Amounts so withdrawn shall not be considered a part of a Portfolio's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Portfolio such amounts as may be necessary to cover redemptions of Units of such Portfolio by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

ACCUMULATION PLAN

    The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Portfolio distributions. Unitholders may elect to reinvest principal distributions or interest and principal distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Portfolios and may invest in securities which would not be eligible for deposit in the Portfolios. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effected as of the next Record Date occuring at least ten days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Portfolio distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

REPORTS TO UNITHOLDERS

    The Trustee shall furnish Unitholders of a Portfolio in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Portfolio outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Portfolio, a statement with respect to such Portfolio (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), and, except for any State Portfolio, the percentage of such interest by states in which the issuers of the Bonds are located, deductions for fees and expenses of such Portfolio, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Bonds, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.

UNIT VALUE AND EVALUATION

    The value of each Portfolio is determined by the Sponsor on the basis of (1) the cash on hand in the Portfolio or moneys in the process of being collected,
(2) the value of the Bonds in the Portfolio based on the BID prices of the Bonds and (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of the Portfolio, (2) amounts representing unpaid organization costs, and (3) the accrued expenses of the Portfolio. The result of such computation is divided by the number of Units of such Portfolio outstanding as of the date thereof to determine the per Unit value ("Unit Value") of such Portfolio. The Sponsor may determine the value of the Bonds in each Portfolio (1) on the basis of current BID prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by a Portfolio, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds or (4) by any combination of the above. Although the Unit Value of each Portfolio is based on the BID prices of the Bonds, the Units are sold initially to the public at the Public Offering Price based on the OFFERING prices of the Bonds.

    Because the insurance obtained by the Sponsor or by the issuers of Bonds with respect to the Bonds in the Insured Portfolios and with respect to insured Bonds in Traditional Portfolios is effective so long as such Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Bonds and therefore some value attributable to such insurance will be included in the value of Units of Portfolios that include such Bonds.

DISTRIBUTION OF UNITS TO THE PUBLIC

    Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of National, Long Intermediate, Intermediate, Short Intermediate and Short Term Portfolios for sale under the laws of substantially all of the states of the United States of America, and Units of State Portfolios only in the state for which the Portfolio is named and selected other states.

    Promptly following the deposit of Bonds in exchange for Units of the Portfolios, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

    The Sponsor plans to allow a discount to brokers and dealers in connection with the primary distribution of Units and also in secondary market transactions. The primary market discounts are as follows:

                                                                DISCOUNT PER UNIT
                               -----------------------------------------------------------------------------------
                                 NATIONAL AND   LONG INTERMEDIATE INTERMEDIATE SHORT INTERMEDIATE    SHORT TERM
NUMBER OF UNITS*               STATE PORTFOLIOS    PORTFOLIOS      PORTFOLIOS      PORTFOLIOS        PORTFOLIOS
----------------               ---------------- ----------------- ------------ ------------------ ----------------
Less than 500.................     $3.20            $2.90            $2.70          $2.00              $1.50
500 but less than 1,000.......      3.20             2.90             2.70          2.00                1.50
1,000 but less than 2,500.....      3.20             2.70             2.50          1.80                1.30
2,500 but less than 5,000.....      3.20             2.45             2.25          1.55                1.05
5,000 but less than 10,000....      2.50             2.45             2.25          1.55                1.05
10,000 but less than 25,000...      2.00             2.00             2.00          1.30                .80
25,000 or more................      1.75             1.75             1.75          1.30                .60

*Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc. and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor currently intends to maintain a secondary market for Units of each Portfolio. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Portfolio Units through the Sponsor will be computed based upon the value of the Bonds in the Portfolio, including the sales charge computed as described in "PUBLIC OFFERING PRICE", and adjusted to reflect the cash position of the Portfolio principal account, and will vary with the size of the purchase as shown in the following table:

                                                           AMOUNT OF PURCHASE*
                          -------------------------------------------------------------------------------------
                                      $50,000      $100,000     $250,000     $500,000    $1,000,000
                            UNDER        TO           TO           TO           TO           TO      $2,500,000
YEARS TO MATURITY          $50,000    $99,999      $249,999     $499,999     $999,999    $2,499,999   OR MORE
-----------------         --------- ------------ ------------ ------------ ------------ ------------ ----------
Less than 1..............     0          0            0            0            0            0           0
1 but less than 2........   1.00%       .90%         .85%         .80%         .70%         .55%       .467%
2 but less than 3........   1.30%      1.20%        1.10%        1.00%         .90%         .73%       .634%
3 but less than 4........   1.60%      1.45%        1.35%        1.25%        1.10%         .90%       .781%
4 but less than 5........   2.00%      1.85%        1.75%        1.55%        1.40%        1.25%      1.082%
5 but less than 7........   2.30%      2.15%        1.95%        1.80%        1.65%        1.50%      1.320%
7 but less than 10.......   2.60%      2.45%        2.25%        2.10%        1.95%        1.70%      1.496%
10 but less than 13......   3.00%      2.80%        2.60%        2.45%        2.30%        2.00%      1.747%
13 but less than 16......   3.25%      3.15%        3.00%        2.75%        2.50%        2.15%      1.878%
16 or more...............   3.50%      3.50%        3.40%        3.35%        3.00%        2.50%      2.185%

 *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor reserves the right to change the dealer concessions from time to time.

    Volume incentives can be earned as a marketing allowance by eligible dealer firms who reach cumulative firm sales arrangement levels of a specified dollar amount of Nuveen Defined Portfolios (other than any series of the Nuveen--The Dow 5-TM- Portfolios and Nuveen--The Dow 10-TM- Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible dealer firms are dealers that are providing marketing support for Nuveen Defined Portfolios in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen Defined Portfolios on their order entry screens. Eligible firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all Units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of Units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

 TOTAL DOLLAR AMOUNT SOLD
  OVER MEASURING PERIOD             VOLUME INCENTIVE
--------------------------  --------------------------------
$ 5,000,000 to $ 9,999,999  0.10% of current quarter sales
$10,000,000 to $19,999,999  0.125% of current quarter sales
$20,000,000 to $49,999,999  0.1375% of current quarter sales
$50,000,000 or more         0.15% of current quarter sales

    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

    Firms are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" (as defined in PUBLIC OFFERING PRICE) during the primary or secondary market. (See "PUBLIC OFFERING PRICE")

OWNERSHIP AND TRANSFER OF UNITS

    The ownership of Units is evidenced in Certificated form unless the Unitholder expressly requests that the purchased Units be evidenced by book entry positions recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

    For Portfolios allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.

    Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholder. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Portfolio as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

REDEMPTION

    Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or by providing satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

    On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Portfolio determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("Redemption Price"). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

    The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

    Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Portfolio or, if the balance therein is insufficient, from the Principal Account of such Portfolio. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds of a Portfolio in order to make funds available for redemption. (See "REMOVAL OF BONDS FROM THE PORTFOLIOS.") Units so redeemed shall be cancelled. To the extent that Bonds are sold from a Portfolio, the size and diversity of such Portfolio will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

    The Redemption Price is determined on the basis of the BID prices of the Bonds in each Portfolio, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Bonds, as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. As of any given time, the difference between the bid and offering prices of such Bonds may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Bonds, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Bonds such difference usually will not exceed 3%.

    The right of redemption may be suspended and payment postponed for any period during which the Securities and Exchange Commission determines that trading in the municipal bond market is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

    Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

HOW UNITS MAY BE PURCHASED BY THE SPONSOR

    The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

HOW BONDS MAY BE REMOVED FROM THE PORTFOLIOS

    Bonds will be removed from a Portfolio as they mature or are redeemed by the issuers thereof. See "Risk Factors" in Part A of this Prospectus and "SUMMARY OF PORTFOLIOS" herein for a discussion of call provisions of Portfolio Bonds.

    The Indenture also empowers the Trustee to sell Bonds for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture, the Sponsor is obligated to provide the Trustee with a current list of Bonds in each Portfolio to be sold in such circumstances. In deciding which Bonds should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions;
(2) market prices of the Bonds; (3) the effect on income distributions to Unitholders of the sale of various Bonds; (4) the effect on principal amount of underlying Bonds per Unit of the sale of various Bonds; (5) the financial condition of the issuers; and (6) the effect of the sale of various Bonds on the investment character of the Portfolio. Such sales, if required, could result in the sale of Bonds by the Trustee at prices less than original cost to the Portfolio. To the extent Bonds are sold, the size and diversity of such Portfolio will be reduced.

    In addition, the Sponsor is empowered to direct the Trustee to liquidate Bonds upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Bonds, or an adverse change in market, revenue or credit factors affecting the investment character of the Bonds. If a default in the payment of the principal of and/or interest on any of the Bonds occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Bonds forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Bonds in a Portfolio if the Bonds in the Portfolio are the subject of an advanced refunding, generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Bonds on their redemption date.

    Except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds for Failed Bonds, except for refunding securities that may be exchanged for Bonds under certain conditions specified in the Indenture and except as otherwise provided in the Prospectus or the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit bonds either in addition to, or in substitution for, any of the Bonds initially deposited in a Portfolio.

INFORMATION ABOUT THE TRUSTEE

    The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

    The Trustee has assumed no responsibility for the accuracy, adequacy and completeness of the information not furnished by it contained in this Prospectus.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

    If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

    If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Portfolios.

INFORMATION ABOUT THE SPONSOR

    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for investors seeking to build and sustain their wealth. More than 1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

    To meet the unique circumstances and financial planning needs of our investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains six regional offices.

    To help advisors and investors better understand and more efficiently use an investment in the Portfolios to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Portfolios, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Portfolios to meet these and other specific investor needs.

DESCRIPTION OF RATINGS

    The Bonds included in the Portfolios are rated by one of the rating agencies provided below. The following descriptions are published by the rating agencies.

    STANDARD & POOR'S CORPORATION. The following is a brief description of the applicable Standard & Poor's rating symbols and their meanings:

    A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

    The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     II.  Nature of and provisions of the obligation;

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

    AAA--An obligation rated AAA has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on an obligation is extremely strong.

    AA--An obligation rated AA differs from the highest rated issues only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

    A--An obligation rated A is somewhat more susceptible to changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

    BBB--An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

    PLUS (+) OR MINUS (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

    PROVISIONAL RATINGS: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project.

    NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.

    Note rating symbols are as follows:

        SP-1 Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

        SP-2 Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

    MOODY'S INVESTORS SERVICE, INC. The following is a description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings:

    Aaa--Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of

---------
protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present that make the long-term risks appear somewhat larger than in Aaa securities.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

    Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

    Con. (...)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by: (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

NOTE RATINGS:

    MIG 1 This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

    MIG 2 This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

    FITCH IBCA, INC. (formerly Fitch Investors Service, L.P.). The following is a brief description of the applicable Fitch IBCA, Inc. rating symbols and their meanings:

    AAA--'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

    AA--'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

    A--'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or economic conditions than is the case for higher ratings.

    BBB--'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

    To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

NOTE RATINGS:

    F1 Indicates the Best capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

    F2 Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

OTHER INFORMATION
AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or
(2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to increase the number of Units in any Portfolio or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in any Portfolio except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds, except for the substitution of refunding bonds under certain circumstances and except as otherwise provided herein or in the Indenture. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

TERMINATION OF INDENTURE

    Each Portfolio may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Portfolio, as shown by any evaluation, is less than 20% of the original principal amount of such Portfolio and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Portfolio to less than 40% of the principal amount of the Bonds originally deposited in the Portfolio. The sale of Bonds from the Portfolios upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution for National and State Portfolios, beyond the end of the calendar year preceding the twentieth anniversary of its execution for Long Intermediate, and Intermediate Portfolios or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Portfolios.

    Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of a Portfolio by the Trustee. Within a reasonable time thereafter, the Trustee shall liquidate any Bonds in the Portfolio then held and shall deduct from the assets of the Portfolio any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Portfolios, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Portfolio their pro rata share of the balance of the Interest and Principal Accounts. With such distribution, the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

CODE OF ETHICS

    The Sponsor and the Portfolios have adopted a code of ethics requiring the Sponsor's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Portfolios.

LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Special counsel for the Portfolios for respective state tax matters are named in "Tax Status" for each Portfolio appearing in Part A of this Prospectus. Carter, Ledyard & Milburn,
2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series and as special New York tax counsel for the Series.

AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at Date of Deposit included in Part A of the Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of the Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about the Portfolios, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of the Prospectus. The supplemental information includes more detailed information concerning certain of the Bonds included in the Portfolios, taxable-equivalent yield tables and more specific risk information concerning the individual state Portfolios. This supplement also includes additional general information about the Sponsor, the accumulation plan and the Portfolios.

HOW THE PORTFOLIOS COMPARE PERFORMANCE

    The Sponsor may compare the estimated returns of the Portfolios with the returns or yields of other tax-free and taxable investments, often on a taxable equivalent basis. In addition, the Sponsor from time to time may quote various performance measures and studies in order to compare the historical returns available from an investment in municipal securities with investments in both tax-free and taxable securities.

    Nuveen Research prepared one such study which compared the after-tax value of $100,000 initially invested in 1977 in various asset classes including municipal bonds, treasury bonds and corporate bonds. As indicated in the chart provided below, the 20-year study shows that municipal bonds significantly outperformed corporate and treasury bonds once the effects of taxes were factored in. In fact, over the 20-year period, municipal bond returns in dollars were almost double those of treasury bonds.

                 AFTER-TAX VALUE OF $100,000 INVESTED IN 1977*

    The graph appearing here compares after-tax total returns of $100,000 initially in 1977 in each of the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. As indicated in the graph, such an investment in the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index would have appreciated to $511,039, $274,434, and $298,682, respectively at the end of 1996. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $500,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.

    * The graph compares after-tax total returns using the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $100,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Defined Portfolio and is not intended to predict future results.

    A comparison of the estimated returns of the Portfolios and the historic performance of municipal bonds to the returns and performance of other investments is one element to consider in making an informed investment decision. Taxable investments have investment characteristics that differ from those of the Portfolios. U.S. Government bonds are investments backed by the full faith and credit of the U.S. Government and are subject to federal income tax but are exempt from state income taxes. Bank CDs are generally short-term FDIC insured investments, which pay fixed principal and interest but are subject to fluctuating rollover rates. Corporate bonds are debt obligations of corporations with varying maturities. Both bank CDs and corporate bonds are generally subject to both federal and state income taxes. Money market funds are short term investments with stable net asset values, fluctuating yields and special features that enhance liquidity.

[NUVEEN LOGO]

                         NUVEEN TAX-FREE
                         UNIT TRUSTS
                         PROSPECTUS -- PART B
                         APRIL 10, 2000

                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      Telephone: 800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603
                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Portfolios filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    More information about the Portfolios, including the code of ethics adopted by the Sponsor and the Portfolios, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at proscribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about the Portfolios not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of a Portfolio are no longer available or for investors who will reinvest into subsequent series of the Portfolios may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

        1. Information in this Prospectus is not complete and may be changed;

        2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

        3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                          NUVEEN TAX-FREE UNIT TRUSTS

                 ---------------------------------------------

                             INFORMATION SUPPLEMENT


                               NUVEEN SERIES 1161


               This Information Supplement provides additional information concerning the structure, operations and risks of a Nuveen Tax-Free Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.


               This Information Supplement is dated April 13, 2000. Capitalized terms have been defined in the Prospectus.


                               TABLE OF CONTENTS

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GENERAL RISK DISCLOSURE.....................................    2
  Health Care Facility Revenue Obligations..................    2
  Single Family and Multi-Family Housing Revenue
   Obligations..............................................    2
  Single Family Mortgage Revenue Bonds......................    2
  Congregate Care Revenue Obligations.......................    3
  Federally Enhanced Obligations............................    3
  Public Housing Authority Revenue Obligations..............    3
  Industrial Revenue Obligations............................    3
  Power Revenue Obligations.................................    4
  Utility Obligations.......................................    4
  Transportation Bonds......................................    4
  Water and/or Sewerage Revenue Obligations.................    4
  Resource Recovery Revenue Obligations.....................    5
  Education Revenue Obligations.............................    5
  Bridge and Tollroad Revenue Obligations...................    5
  Dedicated-Tax Supported Revenue Bonds.....................    5
  Municipal Lease Revenue Bonds.............................    5
  Special Obligation to Crossover...........................    5
  Civic Organization Obligations............................    5
  Original Issue Discount Bonds and Stripped Obligations....    5
WHY AND HOW ARE THE BONDS INSURED?..........................    6
ACCUMULATION PLAN...........................................    9
HOW TO CALCULATE YOUR ESTIMATED INCOME......................   11
Appendix A -- Maryland Disclosure...........................  A-1
Appendix B -- Virginia Disclosure...........................  B-1
Appendix C -- Florida Disclosure............................  C-1
Appendix D -- Ohio Disclosure...............................  D-1

GENERAL RISK DISCLOSURE

    An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. These include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, the effects of changes in interest rates generally, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in the portfolio summaries in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon or which may adversely affect the ratings of such Bonds; with respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's Corporation ("Standard & Poor's") AAA or Moody's Investors Service, Inc. ("Moody's") Aaa ratings of the Bonds in the Insured Trust portfolio. For economic risks specific to the individual Trusts, see "Risk Factors" for each Trust.

    HEALTH CARE FACILITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance, and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis and are not based on a provider's actual costs. Such method of reimbursement may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program and thereby may have an adverse effect on the ability of such institutions to satisfy debt service requirements. In the event of a default upon a bond secured by hospital facilities, the limited alternative uses for such facilities may result in the recovery upon such collateral not providing sufficient funds to fully repay the bonds.

    Certain hospital bonds provide for redemption at par upon the damage, destruction or condemnation of the hospital facilities or in other special circumstances.

    SINGLE FAMILY AND MULTI-FAMILY HOUSING REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for the elderly or for low to moderate income families. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults and in the event of a failure of the operator of a project to comply with certain covenants as to the operation of the project. The failure of such operator to comply with certain covenants related to the tax-exempt status of interest on the Bonds, such as provisions requiring that a specified percentage of units be rented or available for rental to low or moderate income families, potentially could cause interest on such Bonds to be subject to Federal income taxation from the date of issuance of the Bonds. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies, and social and economic trends affecting the localities in which the projects are located. Occupancy of such housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs.

    SINGLE FAMILY MORTGAGE REVENUE BONDS. Some of the Bonds in a Trust may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. The redemption price of such issues may be more or less than the offering price of such bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal Revenue Code of 1954, as amended, or
Section 143 of the Internal Revenue Code of 1986, which Sections contain certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurance that such continuing requirements will be satisfied; the failure to meet such requirements could cause interest on the Bonds to be subject to Federal income taxation, possibly from the date of issuance of the Bonds.

    CONGREGATE CARE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance the construction and/or acquisition of congregate care facilities, including retirement facilities and nursing care units. A facility's gross receipts and net income available for debt service may be affected by future events and conditions, including, among other things, demand for services, the ability of the facility to provide the services required, management capabilities, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation and the termination or restriction of governmental financial assistance.

    FEDERALLY ENHANCED OBLIGATIONS. Some of the mortgages which secure the various health care or housing projects which underlie the previously discussed Health Care Facility Revenue, Single Family and Multi-Family Housing Revenue, Single Family Mortgage Revenue Obligations and Congregate Care Revenue Bonds (the "Obligations") in a Trust may be insured by the Federal Housing Administration ("FHA"). Under FHA regulations, the maximum insurable mortgage amount cannot exceed 90% of the FHA's estimated value of the project. The FHA mortgage insurance does not constitute a guarantee of timely payment of the principal of and interest on the Obligations. Payment of mortgage insurance benefits may be (1) less than the principal amount of Obligations outstanding or
(2) delayed if disputes arise as to the amount of the payment or if certain notices are not given to the FHA within the prescribed time periods. In addition, some of the previously discussed Obligations may be secured by mortgage-backed certificates guaranteed by the Government National Mortgage Association ("GNMA"), a wholly owned corporate instrumentality of the United States, and/or the Federal National Mortgage Association ("Fannie Mae") a federally chartered and stockholder-owed corporation. GNMA and Fannie Mae guarantee timely payment of principal and interest on the mortgage-backed certificates, even where the underlying mortgage payments are not made. While such mortgage-backed certificates are often pledged to secure payment of principal and interest on the Obligations, timely payment of interest and principal on the Obligations is not insured or guaranteed by the United States, GNMA, Fannie Mae or any other governmental agency or instrumentality. The GNMA mortgage-backed certificates constitute a general obligation of the United States backed by its full faith and credit. The obligations of Fannie Mae, including its obligations under the Fannie Mae mortgage-backed securities, are obligations solely of Fannie Mae and are not backed by, or entitled to, the full faith and credit of the United States.

    PUBLIC HOUSING AUTHORITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance public housing projects. These bonds are guaranteed by the federal Department of Housing and Urban Development. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, changes in laws and governmental regulations, and social and economic trends affecting the localities in which the projects are located. In addition, the federal Department of Housing and Urban Development may impose regulations and/or limitations which may have an adverse impact on the Bonds in a Trust.

    INDUSTRIAL REVENUE OBLIGATIONS. Certain of the Bonds in a Trust may be industrial revenue bonds ("IRBs"), which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may have an impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, in the case of original issue discount bonds, accreted value. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs in a Trust prior to the stated maturity of such Bonds.

    POWER REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from pollution control bonds as well as the sale of electric energy and oil and gas. Some of these obligations are backed by the credit of an investor owned utility (IOU). The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demand for electricity in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    UTILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from the sale of natural gas or the combined net revenue of two or more municipal utility systems operating as a single entity. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demands for natural gas in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    TRANSPORTATION BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The major portion of an airport's gross operating income is generally derived from fees received from airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, service fees and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. In particular, facilities with use agreements involving airlines experiencing financial difficulty may experience a reduction in revenue due to the possible inability of these airlines to meet their use agreement obligations because of such financial difficulties and possible bankruptcy. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. Transit system net revenues will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, demographic and population shifts, and competition from other forms of transportation; and by increased costs, including costs resulting from previous deferrals of maintenance. Port authorities derive their revenues primarily from fees imposed on ships using the facilities. The rate of utilization of such facilities may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks.

    WATER AND/OR SEWERAGE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    RESOURCE RECOVERY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of sewerage or solid waste disposal services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    EDUCATION REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which are, or which govern the operation of, colleges and universities and whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems of such issuers include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

    BRIDGE AND TOLLROAD REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which derive their payments from bridge, road or tunnel toll revenues. The revenues of such an issuer could be adversely affected by competition from toll-free vehicular bridges and roads and alternative modes of transportation. Such revenues could also be adversely affected by a reduction in the availability of fuel to motorists or significant increases in the costs thereof. Specifically, governmental regulations restricting the use of vehicles in the New York City metropolitan area may adversely affect revenues of the Triborough Bridge and Tunnel Authority.

    DEDICATED-TAX SUPPORTED REVENUE BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE REVENUE BONDS. Some of the Bonds in a Trust may be obligations that are secured by lease payments of a governmental entity. Such payments are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    SPECIAL OBLIGATION TO CROSSOVER. Some of the Bonds in a Trust may be issued with the intention of crossover refunding an outstanding issue at a future date. These bonds are secured to the crossover date by U.S. Government securities purchased with the proceeds of the refunding bonds. The revenues of such an issuer could be adversely affected by problems associated with the outstanding issue, economic, social and environmental policies and conditions that are not within the control of the issuer and governmental policies and regulations affecting the issuer.

    CIVIC ORGANIZATION OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the pledge of civic organizations, including their assets. The problems faced by such issuers include the ability to collect pledges made, the unpredictable nature of an organization's composition and participation, the quality and skill of management, increased costs and delays attributable to organizations, expenses, and legislation regarding certain organizational purposes.

    ORIGINAL ISSUE DISCOUNT BONDS AND STRIPPED OBLIGATIONS. Certain of the Bonds in a Trust may be original issue discount bonds. These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. This original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for federal income tax purposes. On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See "What is the Tax Status of Unitholders". The current value of an original issue discount bond reflects the present value of its face amount at maturity. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount bonds in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. The effect of owning a zero coupon bond is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield, but at the same time also eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount bonds, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedules of Investments" for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be Stripped Obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation. An obligation is "stripped" by depositing it with a custodian, which then effects a separation in ownership between the bond and any interest payment which has not yet become payable, and issues evidences of ownership with respect to such constituent parts. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. With respect to each Unitholder, the Internal Revenue Code treats as "original issue discount" that portion of the discount which produces a yield to maturity (as of the date of purchase of the Unitholder's Units) equal to the lower of the coupon rate of interest on the underlying obligation or the yield to maturity on the basis of the purchase price of the Unitholder's Units which is allocable to each Stripped Obligation. Original issue discount which accrues with respect to a Stripped Obligation will be exempt from Federal income taxation to the same extent as interest on the underlying obligations. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.)

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount bonds or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

WHY AND HOW ARE THE BONDS INSURED?

INSURANCE ON THE BONDS

INSURED TRUSTS--The bonds in the Trust are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA") (the "Insurers"). The "Schedule of Investments" in Part A of the Prospectus identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/ or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," 'AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers.

    AMBAC ASSURANCE CORPORATION. Effective July 14, 1997, AMBAC Indemnity Corporation changed its name to AMBAC Assurance Corporation. AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico, with admitted assets of approximately $4,013,000,000 (unaudited) and statutory capital of approximately $2,402,000,000 (unaudited) as of December 31, 1999. Statutory capital consists of AMBAC's policyholders' surplus and statutory contingency reserve. AMBAC is a wholly owned subsidiary of

AMBAC Financial Group, Inc., a 100% publicly-held company. Moody's Investors Service, Inc., Fitch IBCA and Standard & Poor's have both assigned a triple-A financial strength rating to AMBAC.

    Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC. The address of AMBAC's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York 10004 and (212) 668-0340.

    AMBAC has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company (the "Company"). MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. MBIA has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by MBIA, changes in control and transactions among affiliates. Additionally, MBIA is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

    As of December 31, 1998, MBIA had admitted assets of $6.5 billion (audited), total liabilities of $4.2 billion (audited), and total capital and surplus of $2.3 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 1999, MBIA had admitted assets of $6.9 billion (unaudited), total liabilities of $4.5 billion (unaudited), and total capital and surplus of $2.4 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    Furthermore, copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available without charge from MBIA. A copy of the Annual Report on Form 10-K of the Company is available from the Insurer or the Securities and Exchange Commission. The address of the Insurer is 113 King Street, Armonk, New York 10504. The telephone number of the Insurer is (914) 273-4545.

    Moody's Investors Service, Inc. rates the financial strength of MBIA "Aaa".

    Standard & Poor's Ratings Services Group, a division of The McGraw-Hill Companies, Inc., rates the financial strength of MBIA "AAA".

    Fitch IBCA, Inc. rates the financial strength of MBIA "AAA".

    Each rating of MBIA should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the Bonds. MBIA does not guaranty the market price of the Bonds nor does it guaranty that the ratings on the Bonds will not be revised or withdrawn.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. As of December 31, 1999, the total capital and surplus of FGIC was $1,271,707,045. FGIC prepares financial statements on the basis of both statutory accounting principles, and generally accepted accounting principles. Copies of such financial statements may be obtained by writing to FGIC at 115 Broadway, New York, New York 10006, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 25 Beaver Street, New York, New York 10004-2319, Attention:
Financial Condition Property/Casualty Bureau, telephone number: (212) 480-5187.

    In addition, FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated in 1984 under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

    FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. Financial guaranty insurance provides a guaranty of scheduled payments of an issuer's securities--thereby enhancing the credit rating of those securities--in consideration of payment of a premium to the insurer. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. Asset-backed securities are typically supported by residential mortgage loans, consumer or trade receivables, securities or other asset having an ascertainable cash flow or market value. Collateralized securities include public utility first mortgage bonds and sale/leaseback obligation bonds. Municipal securities include general obligation bonds, special revenue bonds and other special obligations of state and local governments. FSA insures both newly issued securities sold in the primary market and outstanding securities sold in the secondary market that satisfy FSA underwriting criteria.

    FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. Major shareholders of Holdings include White Mountains Insurance Group, Ltd., The Tokio Marine and Fire Insurance Co., Ltd. and XL Capital Ltd. No shareholder of FSA is obligated to pay any debt of FSA or its subsidiaries or any claim under any insurance policy issued by FSA or its subsidiaries or to make any additional contribution to the capital of FSA. As of December 31, 1999, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of FSA and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately $1,320,082,000 (unaudited) and $669,691,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of FSA and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $1,294,946,000 (audited) and $559,041,000 (audited). Copies of FSA's financial statements may be obtained by writing to FSA at 350 Park Avenue, New York, New York 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

    Under an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties by FSA or its domestic or Bermuda operating insurance company subsidiaries are generally reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, FSA reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with other reinsurers under various quota share treaties and on a transaction-by-transaction basis. This reinsurance is used by FSA as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit FSA's obligations under any financial guaranty insurance policy.

    FSA's insurance financial strength is rated "Aaa" by Moody's Investors Service, Inc. FSA's insurer financial strength is rated "AAA" by Standard & Poor's Ratings Services and Standard & Poor's (Australia) Pty. Ltd. FSA's claims-paying ability is rated "AAA" by Fitch IBCA Inc. and Japan Rating and Investment Information, Inc. These ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by those rating agencies.

TRADITIONAL TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's Investors Service, Inc. and/or "AAA" by Standard & Poor's Corporation in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the Schedule of Investments in Part A of this Prospectus will identify the insurer. Such insurance will be provided by FGIC, AMBAC, Bond Investors Guaranty Insurance Company, now known as MBIA Corp. of Illinois ("BIG"), FSA, Municipal Bond Insurance Association (the "Association"), MBIA or Connie Lee Insurance Company ("ConnieLee"). There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's Corporation has rated the claims-paying ability of each insurer "AAA," and Moody's Investors Service has rated all bonds insured by each such insurer, except ConnieLee, "Aaa." Moody's Investor's Service gives no ratings for bonds insured by ConnieLee.

    Because any such insurance will be effective so long as the insured Bonds are outstanding, such insurance will be taken into account in determining the market value of such Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trust that includes such Bonds. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

ACCUMULATION PLAN

    The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at
(800) 257-8787. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

    The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

ACCUMULATION FUNDS

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST

      Nuveen Municipal Bond Fund
      Nuveen Insured Municipal Bond Fund
      Nuveen Flagship All-American Municipal Bond Fund
      Nuveen Flagship Limited Term Municipal Bond Fund
      Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I

      Nuveen Flagship Arizona Municipal Bond Fund
      Nuveen Flagship Colorado Municipal Bond Fund
      Nuveen Flagship Florida Municipal Bond Fund
      Nuveen Flagship Florida Intermediate Municipal Bond Fund
      Nuveen Maryland Municipal Bond Fund
      Nuveen Flagship New Mexico Municipal Bond Fund
      Nuveen Flagship Pennsylvania Municipal Bond Fund
      Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II

      Nuveen California Municipal Bond Fund
      Nuveen California Insured Municipal Bond Fund
      Nuveen Flagship Connecticut Municipal Bond Fund
      Nuveen Massachusetts Municipal Bond Fund
      Nuveen Massachusetts Insured Municipal Bond Fund
      Nuveen Flagship New Jersey Municipal Bond Fund
      Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
      Nuveen Flagship New York Municipal Bond Fund
      Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III

      Nuveen Flagship Alabama Municipal Bond Fund
      Nuveen Flagship Georgia Municipal Bond Fund
      Nuveen Flagship Louisiana Municipal Bond Fund
      Nuveen Flagship North Carolina Municipal Bond Fund
      Nuveen Flagship South Carolina Municipal Bond Fund
      Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV

      Nuveen Flagship Kansas Municipal Bond Fund
      Nuveen Flagship Kentucky Municipal Bond Fund
      Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
      Nuveen Flagship Michigan Municipal Bond Fund
      Nuveen Flagship Missouri Municipal Bond Fund
      Nuveen Flagship Ohio Municipal Bond Fund
      Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Municipal Money Market Fund, Inc.

Nuveen Taxable Funds, Inc.

Nuveen Investment Trust

      Nuveen Growth and Income Stock Fund
      Nuveen Balanced Stock and Bond Fund
      Nuveen Balanced Municipal and Stock Fund
      Nuveen European Value Fund

Nuveen Investment Trust II

      Nuveen Rittenhouse Growth Fund
      Nuveen Innovation Fund
      Nuveen International Growth Fund

Nuveen Investment Trust III

      Nuveen Income Fund

MONEY MARKET FUNDS

      Nuveen California Tax-Free Money Market Fund
      Nuveen Massachusetts Tax-Free Money Market Fund
      Nuveen New York Tax-Free Money Market Fund
      Nuveen Tax-Free Reserves, Inc.
      Nuveen Tax-Exempt Money Market Fund, Inc.

    Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is normally open ("business day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

    The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

HOW TO CALCULATE YOUR ESTIMATED INCOME

    The examples provided below illustrate how to calculate the estimated annual income generated by a hypothetical $10,000 investment in each respective Trust. The illustrations assume that the investment was made on the day prior to the date of deposit by an investor electing the monthly distribution plan and that the portfolio contains all the securities described in the portfolio. These hypothetical examples are for illustrative purposes only and not intended to reflect or predict the results of any actual investment and do not contemplate changes to the portfolio or expenses.


EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    MARYLAND TRADITIONAL TRUST 346

    $10,000                        DIVIDED BY $100.35                        =        99.651
    Investment                             Offering price and                         # of units purchased
    (as of 04/12/00)                       accrued interest

    99.651                        X        $5.1181                           =        $510.02
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)




EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    VIRGINIA TRADITIONAL TRUST 346

    $10,000                        DIVIDED BY $100.14                        =        99.860
    Investment                             Offering price and                         # of units purchased
    (as of 04/12/00)                       accrued interest

    99.860                        X        $5.1014                           =        $509.43
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)




EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    FLORIDA INSURED TRUST 291

    $10,000                        DIVIDED BY $97.14                         =        102.944
    Investment                             Offering price and                         # of units purchased
    (as of 04/12/00)                       accrued interest

    102.944                       X        $4.9755                           =        $512.20
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)


EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    OHIO INSURED TRUST 174

    $10,000                        DIVIDED BY $100.19                        =        99.810
    Investment                             Offering price and                         # of units purchased
    (as of 04/12/00)                       accrued interest

    99.810                        X        $5.1372                           =        $512.74
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)

                                   APPENDIX A

                              MARYLAND DISCLOSURE

ECONOMIC FACTORS--MARYLAND

    Some of the significant financial considerations relating to the investments of the Maryland Traditional Trust are summarized below. This information is derived principally from official statements and preliminary official statements released on or before May 13, 1992, relating to issues of Maryland obligations and does not purport to be a complete description.

    The State's total expenditures for the fiscal years ending June 30, 1990, June 30, 1991 and June 30, 1992 were $11.019, $11.304 and $11.657 billion, respectively. As of January 13, 1993, it was estimated that total expenditures for fiscal 1993 would be $11.897 billion. The State's General Fund, representing approximately 55%-60% of each year's total budget, had a surplus on a budgetary basis of $57 million in fiscal year 1990, $55 thousand in fiscal year 1991, and a deficit of $56 million in fiscal 1992. The Governor of Maryland reduced fiscal 1993 appropriations by $56 million to offset the fiscal 1992 deficit. The State Constitution mandates a balanced budget.

    The 1993 fiscal year budget was enacted in April 1992 which, together with legislation enacted in 1992, involved the transfer of certain funds, new fees and taxes, and alteration of certain statutory State expenditure programs. When the 1993 budget was enacted, it was estimated that the General Fund surplus at June 30, 1993 would be approximately $10 million on a budgetary basis. During the final months of fiscal year 1992 and the initial months of fiscal year 1993, collections of State revenues were below the levels estimated at the time of the adoption of the 1993 budget. The Governor proposed a cost containment plan to address this revenue shortfall and to provide reserves to finance potential deficiency appropriations. On September 30, 1992, the Board of Public Works approved the Governor's proposal to reduce General Fund appropriations by $168 million. The Board of Public Works also approved the Governor's proposal to reduce the special fund appropriations for the Department of Transportation by $30 million. Legislation was introduced at the 1993 session of the General Assembly to transfer this $30 million to the General Fund, as well as $10 million from various other special funds. In a special session held in November, 1992, the General Assembly enacted legislation reducing State aid to local governments by $147 million. In addition, other elements of the governor's original cost containment plan are in the process of being implemented or revised.

    The public indebtedness of Maryland and its instrumentalities is divided into three basic types. The State issues general obligation bonds, to the payment of which the State ad valorem property tax is exclusively pledged, for capital improvements and for various State-sponsored projects. The Department of Transportation of Maryland issues limited, special obligation bonds for transportation purposes payable primarily from specific, fixed-rate excise taxes and other revenues related mainly to highway use. Certain authorities issue obligations payable solely from specific non-tax enterprise fund revenues and for which the State has no liability and has given no moral obligation assurance.

    According to the most recent available ratings, general obligation bonds of the State of Maryland are rated "Aaa" by Moody's and "AAA" by Standard & Poor's Corporation, as are those of Baltimore County, a separate political entity surrounding Baltimore City. General obligation bonds of Montgomery County, located in the suburbs of Washington, D.C., are rated "Aaa" by Moody's and "AAA" by Standard & Poor's Corporation. General obligation bonds of Prince George's County, the second largest metropolitan county, which is also in the suburbs of Washington, D.C., are rated "A1" by Moody's and "AA-" by Standard & Poor's Corporation. The general obligation bonds of those other counties of the State that are rated by Moody's carry an "A" rating or better except for those of Allegany County, which are rated "Baa". The most populous municipality in Maryland is Baltimore City, the general obligaton bonds of which are rated "A1" by Moody's and "A" by Standard & Poor's Corporation. The majority of Maryland Health and Higher Education Authority and State Department of Transportation revenue bond issues have received an "A" rating or better from Moody's.

    While the ratings and other factors mentioned above indicate that Maryland and its principal subdivisions and agencies are addressing the effects of the economic recession and, overall, are in satisfactory economic health, there can, of course, be no assurance that this will continue or that particular bond issues may not be adversely affected by changes in state or local economic or political conditions.

MARYLAND TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal, state and local taxes, using published 2000 marginal Federal tax rates and marginal state and local tax rates currently available and scheduled to be in effect*. The table assumes that federal taxable income is equal to state and county income subject to tax and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state, local and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any taxes other than personal income taxes and does not reflect any local taxes, other than the assumed county income tax noted below. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                    FEDERAL        COMBINED
   FEDERAL          ADJUSTED       STATE*,
   TAXABLE           GROSS        LOCAL AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      21.5%       5.73     6.05     6.37     6.69     7.01     7.32     7.64     7.96
  43.85-105.95         0-128.95      33.5        6.77     7.14     7.52     7.89     8.27     8.65     9.02     9.40
                  128.95-193.40      34.5        6.87     7.25     7.63     8.02     8.40     8.78     9.16     9.54
 105.95-161.45         0-128.95      36.5        7.09     7.48     7.87     8.27     8.66     9.06     9.45     9.84
                  128.95-193.40      37.5        7.20     7.60     8.00     8.40     8.80     9.20     9.60     10.00
                  193.40-315.90      40.0        7.50     7.92     8.33     8.75     9.17     9.58     10.00    10.42
 161.45-288.35    128.95-193.40      42.0        7.76     8.19     8.62     9.05     9.48     9.91     10.34    10.78
                  193.40-315.90      45.0        8.18     8.64     9.09     9.55     10.00    10.45    10.91    11.36
                    Over 315.90      42.02       7.76     8.19     8.62     9.05     9.48     9.91     10.34    10.78
   Over 288.35    193.40-315.90      49.0        8.82     9.31     9.80     10.29    10.78    11.27    11.76    12.25
                    Over 315.90      45.53       8.26     8.72     9.17     9.63     10.09    10.55    11.01    11.47

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                    FEDERAL        COMBINED
   FEDERAL          ADJUSTED       STATE*,
   TAXABLE           GROSS        LOCAL AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-128.95      21.5        5.73     6.05     6.37     6.69     7.01     7.32     7.64     7.96
  26.25- 63.55         0-128.95      33.5        6.77     7.14     7.52     7.89     8.27     8.65     9.02     9.40
  63.55-132.60         0-128.95      36.5        7.09     7.48     7.87     8.27     8.66     9.06     9.45     9.84
                  128.95-251.45      38.0        7.26     7.66     8.06     8.47     8.87     9.27     9.68     10.08
 132.60-288.35    128.95-251.45      43.0        7.89     8.33     8.77     9.21     9.65     10.09    10.53    10.96
                    Over 251.45      42.02       7.76     8.19     8.62     9.05     9.48     9.91     10.34    10.78
   Over 288.35      Over 251.45      45.53       8.26     8.72     9.17     9.63     10.09    10.55    11.01    11.47

    * These tables approximate the effect of the exemption of distributions of tax-exempt income from the Maryland Trust from county taxes, assuming a rate equal to 3.05% (which is the maximum allowed under state law). Note, however, that counties may impose a county tax at a rate that is less than 3.05%.

    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal, state and local tax rate to approximately 48.87 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 45.61 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.
    2 Combined Federal, state and local tax rate reverts to 41.06% after the 80% cap on the limitation on itemized deductions has been met.
    3 Combined Federal, state and local tax rate reverts to 44.37% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX B

                              VIRGINIA DISCLOSURE

ECONOMIC FACTORS--VIRGINIA

    The Trust is susceptible to political, economic or regulatory factors affecting issuers of Virginia Bonds. Without intending to be complete, the following briefly summarizes some of these matters, as well as some of the complex factors affecting the financial situation in the Commonwealth of Virginia (the "Commonwealth" or "Virginia"). This information is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in Virginia. No independent verification has been made of the accuracy or completeness of the following information.

    There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances, generally, will not adversely affect the market value of Virginia Bonds held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

    The Virginia economy matches or surpasses national growth rates in many key economic indicators including personal income, wages and salaries, and total nonagricultural employment. Furthermore, Virginia's unemployment rate continues to decline to record lows.

    Virginia incorporated 5.7 percent more new businesses in FY 1999 than in FY 1998. With the Commonwealth attracting an increasing number of new businesses, Virginia's unemployment rate continued its seven-year decline, reaching 2.8 percent in FY 1999. This decline marks the lowest unemployment rate since 1974 when the Bureau of Labor Statistics began its current method of computing the unemployment rate.

    Further, the difference between Virginia's unemployment rate and that of the United States has continued to widen. Throughout the 1990's, Virginia's unemployment rate has been, on average, about 1.2 percentage points less than the national rate. In FY 1999, the spread increased to 1.6 percentage points.

    Virginia's extremely low unemployment rate has influenced the growth in average compensation per employee. In order to attract new workers from within the Commonwealth as well as from other states, companies in Virginia have been raising wages and salaries. The year-to-year quarterly growth rates in real wages and salaries have exceeded the growth rates in nonagricultural employment in each of the past sixteen quarters. In the second quarter of FY 1999, the difference between these two growth rates reached 5.8 percentage points as real wages and salaries increased 8.2 percent and nonagricultural employment expanded by 2.4 percent over the same period of the preceding fiscal year.

    Virginia nonagricultural wage and salary employment grew by 2.4 percent over FY 1998, matching the national growth rate. The growth in services sector employment surpassed all other sectors. Almost 75 percent of these jobs were added in high technology services subsectors, including business services, engineering, architectural and management consulting services, and health services.

    The retail trade sector added 9,300 jobs and construction accounted for an increase of 6,700 jobs. The growth in these two areas reflect continued strength in Virginia's retail sales and housing markets.

    During FY 1999, state and local government employment increased by 10,900 jobs while federal government employment declined by 3,000 jobs. The
4.7 percent growth rate in state government employment is the largest since
FY 1994 and the 1.9 percent decline in federal government employment is the smallest percentage decline since FY 1993. Overall total civilian governmental employment grew by 1.3 percent in FY 1999 compared with 0.1 percent in FY 1998.

    Employment in Virginia's manufacturing sector declined for the seventh year since FY 1990. Losing 6,500 jobs, total manufacturing employment fell to 400,500 in FY 1999. The loss in FY 1999 more than reversed the nearly 5,100 gain in manufacturing employment in FY 1998.

    Employment in finance, insurance, and real estate grew at a rate of
3.7 percent, matching last year's growth rate. Employment in the security and commodity brokers and dealers subsector grew by 16.4 percent. Employment in the banking industry, still affected by the mergers and acquisitions of the previous year, declined by 0.8 percent.

    Virginia's average payroll per job in FY 1999 was $32,857 compared to the national average of $33,198. While still below the national average, Virginia's gap in average payroll per job relative to the nation has narrowed by nearly
50 percent from $669 in FY 1998 to $341 in FY 1999.

    The sectors for which Virginia's payroll per job is higher than that of the nation are transportation and public utilities, wholesale trade, services and total civilian government. Those jobs for which average payroll per job is lower include mining, construction, manufacturing, retail and finance, insurance and real estate.

    The growth rate in payroll per job for total nonagricultural employment is estimated to be 5.7 percent in Virginia for FY 1999, exceeding the 4.5 percent estimated US growth rate. As further evidence of Virginia's strong economy and tightening labor market, growth rates in payroll per job either equaled or exceeded those estimated for the nation in six of the nine employment sectors.

    Virginia personal income in FY 1999 grew 6.3 percent over FY 1998, surpassing the national growth rate of 5.8 percent. Total Virginia wages and salaries grew at 8.1 percent compared with 7.2 percent growth for the United States, marking the third straight fiscal year that Virginia's wages and salaries grew at a pace greater than that of the nation.

    Given high nominal growth rates in wages and salaries and low inflation, Virginians experienced substantial gains in real income and wages and salaries. Virginia real personal income grew by 5.2 percent and real wages and salaries grew at 7.1 percent. In the United States, real personal income grew at a
4.7 percent rate and real wages and salaries grew at 6.2 percent.

    Increases in income translated into increases in spending. Virginia retail sales grew by $3.5 billion to reach $61.9 billion in FY 1999, a growth rate of
5.9 percent growth rate compared to 4.9 percent in FY 1998. This is the largest rate of growth in retail sales since FY 1995. At the national level, retail sales grew by 6.5 percent in FY 1999, compared to 4.7 percent in FY 1998.

    As another indication of an extremely strong Virginia economy, building permits increased by 14.7 percent from FY 1998. The growth in authorizations more than doubled the FY 1998 6.6 percent growth.

    In 1998, Virginia's foreign exports to the world surpassed $11 billion for the second straight year. Although Virginia's exports declined by 0.5 percent, Virginia now ranks 16th among all states in terms of exports to the world. Exports account for about 5 percent of Virginia's gross state product. In the coming year, Virginia's exports to Asia should increase as the Asian economies recover and Asian currencies continue to strengthen.

    As the decade comes to a close, Virginia's overall economic performance is such that it has outpaced the nation in many measures of economic activity. Residents of the Commonwealth have enjoyed the benefits of low unemployment, continued job growth and higher real wages and salaries. Continued growth of new companies locating in the Commonwealth, the Asian recovery and strengthening world economy, and the Federal Reserve's policy to fight wage inflation are all positive factors for Virginia's economic outlook.

    The Commonwealth of Virginia has historically operated on a fiscally conservative basis and is required by its Constitution to have a balanced biennial budget. At the end of the June 30, 1999, fiscal year, the General Fund of the Commonwealth had an ending fund balance, computed on a budgetary cash basis, of $1,599.6 million, of which $1,591.4 million was in required reserves or designated for appropriations, leaving an undesignated, unreserved fund balance of $8.2 million available for future appropriation. Computed on a modified accrual basis in accordance with generally accepted accounting principles, the General Fund balance at the end of the fiscal year ended
June 30, 1999, was $1,173.7 million, compared with a General Fund balance of $1,011.4 million at the end of the fiscal year ended June 30, 1998.

    As of June 30, 1999, total debt of the Commonwealth aggregated
$13.5 billion. Of that amount, $4.2 billion was tax-supported. Outstanding general obligation bonded debt backed by the full faith and credit of the Commonwealth was $1.1 billion at June 30, 1999. Of that amount, $541.2 million was also secured by revenue-producing capital projects.

    The Virginia Constitution contains limits on the amount of general obligation bonds which the Commonwealth can issue. These limits are substantially in excess of current levels of outstanding bonds, and at June 30, 1999, would permit an additional total of approximately $8.4 billion of bonds secured by revenue-producing projects and approximately $8.4 billion of
Section 9(b) general obligation bonds for capital projects, with not more than approximately $2.2 billion of the latter to be issued in any four-year period. General obligation bonds for capital projects which are not secured by revenue-producing projects must be approved in a State-wide election.

    The Commonwealth of Virginia maintains a "triple A" bond rating from Standard & Poor's Corporation, Moody's Investors Service and Fitch IBCA, Inc., on its general obligation indebtedness, reflecting in part its sound fiscal management, diversified economic base and low debt ratios. There can be no assurances that these conditions will continue. Nor are these same conditions necessarily applicable to securities which are not general obligations of the Commonwealth. Securities issued by specific municipalities, governmental authorities or similar issuers may be subject to economic risks or uncertainties peculiar to the issuers of such securities or the sources from which they are to be paid.

VIRGINIA TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2000 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS

--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.25%    4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      20.0%       5.31     5.63     5.94     6.25     6.56     6.88     7.19     7.50
  43.85-105.95         0-128.95      32.0        6.25     6.62     6.99     7.35     7.72     8.09     8.46     8.82
                  128.95-193.40      33.0        6.34     6.72     7.09     7.46     7.84     8.21     8.58     8.96
 105.95-161.45         0-128.95      35.0        6.54     6.92     7.31     7.69     8.08     8.46     8.85     9.23
                  128.95-193.40      36.0        6.64     7.03     7.42     7.81     8.20     8.59     8.98     9.38
                  193.40-315.90      38.5        6.91     7.32     7.72     8.13     8.54     8.94     9.35     9.76
 161.45-288.35    128.95-193.40      41.0        7.20     7.63     8.05     8.47     8.90     9.32     9.75     10.17
                  193.40-315.90      44.0        7.59     8.04     8.48     8.93     9.38     9.82     10.27    10.71
                    Over 315.90      41.02       7.20     7.63     8.05     8.47     8.90     9.32     9.75     10.17
   Over 288.35    193.40-315.90      47.5        8.10     8.57     9.05     9.52     10.00    10.48    10.95    11.43
                    Over 315.90      44.53       7.66     8.11     8.56     9.01     9.46     9.91     10.36    10.81

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.25%    4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-128.95      20.0        5.31     5.63     5.94     6.25     6.56     6.88     7.19     7.50
  26.25- 63.55         0-128.95      32.0        6.25     6.62     6.99     7.35     7.72     8.09     8.46     8.82
  63.55-132.60         0-128.95      35.0        6.54     6.92     7.31     7.69     8.08     8.46     8.85     9.23
                  128.95-251.45      36.5        6.69     7.09     7.48     7.87     8.27     8.66     9.06     9.45
 132.60-288.35    128.95-251.45      41.5        7.26     7.69     8.12     8.55     8.97     9.40     9.83     10.26
                    Over 251.45      41.02       7.20     7.63     8.05     8.47     8.90     9.32     9.75     10.17
   Over 288.35      Over 251.45      44.53       7.66     8.11     8.56     9.01     9.46     9.91     10.36    10.81

------------------

    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 47.64 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 44.30 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

    2 Combined Federal and state tax rate reverts to 39.68% after the 80% cap on the limitation on itemized deductions has been met.

    3 Combined Federal and state tax rate reverts to 43.07% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX C

                               FLORIDA DISCLOSURE

POPULATION

    In 1980, Florida was the seventh most populous state in the U.S. Florida has grown dramatically since then and as of April 1, 1998, ranks fourth with an estimated population of 15 million.

  - In 1998, about 232,000 more new residents moved into Florida than moved out.

  - The U.S. average population increase since 1990 is about 1.0% annually, while Florida's average increase is about 1.9% annually.

  - Florida continues to be one of the fastest growing of the largest states.

    Florida's strong population growth is one reason Florida's economy is performing better than the U.S. as a whole. In addition to attracting senior citizens to Florida as a place for retirement, Florida is also recognized as attracting a significant number of individuals of working age (18-64).

  - In recent years, Florida's prime working age population (18-44) has grown at an average annual rate of more than 2.0%.

  - More than 60% of Florida's total population is at the working age (18-64). This share is not expected to change appreciably into the twenty-first century.

INCOME

    According to the U.S. Department of Commerce and the Florida Consensus Economic Estimating Conference, personal income in Florida has been growing strongly the last several years. This is due to the fact that Florida's population has been growing at a very strong pace and, since the early 70's, its economy has diversified providing a broader economic base.

  - Florida's real income per person has tracked closely with the U.S. average and has tracked above the southeast.

  - Since 1989, however, Florida's per capita income has been consistently slightly below that of the U.S.

    Florida has a proportionately greater retirement age population than other states. As a result, property, income (dividends, interest, and rent), and transfer payments (Social Security and pension benefits, among other sources of income) are relatively more important sources of income to persons residing in Florida. Transfer payments (Social Security and pension benefits, among other sources of income) are typically less sensitive to the ups and downs of the economy than wages and salaries and other employment income. Transfer payments (Social Security and pension benefits, and other sources of income), therefore, act as a stabilizing force in weak economic periods.

    The personal income of residents of the various states in the U.S. is frequently used to make comparisons among the various states. However, using personal income to compare Florida to other states can be misleading. Florida's personal income is systematically underestimated. Contributions by employers to employees' pension, profit sharing, and other retirement plans are included in personal income of that employee while the employee is working and earning wages and salary. When those same employees retire, to avoid double accounting, retirement payments to them from those retirement plans are excluded in computing personal income. Florida retirees are more likely to be collecting retirement benefits that they earned in a state other than Florida. As a result, Florida personal income is underestimated.

  - Moreover, Florida has no personal income tax and is a relatively low-cost place to live.

  - Florida's personal income per person in 1998 was $25,852.

  - The U.S. average personal income per person was slightly higher at $26,412.

  - Personal income per person in the southeast United States was significantly lower at $23,725.

  - Total Florida real personal income is forecasted to increase 4.5% in the fiscal year ended June 30, 2000, and 3.6% in the fiscal year ending June 30,
    2001.

  - Florida real personal income per person is projected to increase 2.5% in the fiscal year ended June 30, 2000, and 1.6% in the fiscal year ending June 30,
    2001.

  - The Florida economy appears to be growing in line with, but stronger than, the U.S. economy; however, the Florida economy is expected to grow more slowly in the fiscal year ending June 30, 2000, than in the fiscal year ended
    June 30, 1999.

EMPLOYMENT

  - Since 1992, Florida's population has increased an estimated 11.7%, while the number of employed persons in Florida increased 15.0%.

  - In that same period, Florida's total non-farm employment has grown approximately 24.6%, while U.S. non-farm jobs increased 15.9%.

  - Florida is gradually becoming less dependent on employment related to construction, agriculture, or manufacturing, and more dependent on employment related to trade and services. This has also contributed to Florida's strong economic performance.

    Presently, services constitute 36% and trade 25.5% of Florida's total non-farm jobs. The U.S., however, has a greater percentage of manufacturing jobs than Florida. Manufacturing jobs tend to pay higher wages, but service jobs can also pay well and tend to be less sensitive to swings in the business cycle. Florida has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. These types of manufacturing jobs tend to be less cyclical.

  - Florida's unemployment rate throughout the 1980's was consistently lower than that for the U.S.

  - In the early 1990's, Florida's unemployment rate was higher than that of the U.S.

  - In current years, Florida's unemployment rate has again generally fallen below that of the U.S.

  - It is estimated that Florida's unemployment rate will be 4.2% in the fiscal year ended June 30, 2000, and 3.8% in the fiscal year ending June 30, 2001.

    Florida's economy is expected to grow at a moderate rate along with the U.S., but is expected to outperform the U.S. as a whole.

  - Total non-farm employment in Florida is expected to increase 4.0% for the fiscal year ended June 30, 2000, and 3.5% for the fiscal year ending June 30,
    2001. Trade and services, the two largest employment sectors, account for more than half of the total non-farm employment in Florida.

  - Employment in the service sectors should experience an increase of 6.3% for the fiscal year ended June 30, 2000, while growing 5.4% for the fiscal year ending June 30, 2001. Trade is expected to expand 2.5% for the fiscal year ended June 30, 2000, and 2.9% for the fiscal year ending June 30, 2001.

  - The service sector is now Florida's largest employment category.

CONSTRUCTION

    In the past, Florida's economy has been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to decline as a result of continued diversification of Florida's economy. For example, in 1973, total contract construction employment as a share of total non-farm employment was about 10%, in the late 1980's, the share had edged downward to 7.5%, and in 1998, the share was only 5.3%. This trend is expected to continue as Florida's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry, with the percentage of housing starts increasing in 1998 by 11.1%, and construction jobs overall increasing by 5.1%, due to low interest rates and favorable economic conditions.

    A driving force behind Florida's construction industry has been Florida's rapid rate of population growth. Although Florida currently is the fourth most populous state, its annual population growth is now projected to slow somewhat as the number of people moving into Florida is expected to remain over 200,000 a year during the next decade. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida in the next few years. Moreover, recent federal tax reforms reducing capital gains realized on the sale of homes may increase the purchases of second, preretirement homes in Florida.

  - Single and multi-family housing starts in Florida for the fiscal year ended June 30, 2000, are projected to reach a combined level of 155,600, decreasing to 138,600 for the fiscal year ending June 30, 2001.

  - Total construction expenditures in Florida are forecasted to increase 3.5% for the fiscal year ended June 30, 2000, and increase 3.5% for the fiscal year ending June 30, 2001.

TOURISM

    Tourism is one of Florida's most important industries. Approximately 48.7 million tourists visited Florida in 1998, a 3.7% increase over 1997. Tourists in Florida are, in essence, additional residents for purposes of determining Florida tax revenues. Florida's tourist industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality.

  - Tourist arrivals to Florida are forecasted to increase by 4.9% for the fiscal year ended June 30, 2000, and 2.7% for the fiscal year ending June 30,
    2001.

  - In 1998, tourist arrivals by air (27.1 million) exceeded arrivals by auto (21.6 million).

  - Tourist arrivals to Florida by air are expected to increase by 6.3% for the fiscal year ended June 30, 2000, and increase by 4.3% for the fiscal year ending June 30, 2001.

  - Tourist arrivals by car are expected to increase by 3.1% for the fiscal year ended June 30, 2000, and decrease 0.5% for the fiscal year ending June 30,
    2001.

    By June 30, 1999, 49.7 million domestic and international tourists are expected to have visited Florida. For the fiscal year ending June 30, 2000, about 50.6 million tourists are expected to visit Florida.

REVENUES AND EXPENSES

    Estimated General Revenue plus Working Capital and Budget Stabilization funds available to Florida for the fiscal year ended June 30, 2000, total $20,455.9 million, a 4.4% increase over the fiscal year ended June 30, 1998. Of the total General Revenue plus Working Capital and Budget Stabilization funds available to Florida, $18,592.1 million of that is Estimated Revenues and represents an increase of 4.0% over the previous year's Estimated Revenues. With effective General Revenues plus Working Capital Fund and Budget Stabilization appropriations at $18,808.9 million, including a $60.1 million transferred to the Budget Stabilization Fund, unencumbered reserves at the fiscal year ended June 30, 2000, are estimated at $1,707.1 million. Estimated General Revenue plus Working Capital and Budget Stabilization funds available to Florida for the fiscal year ending June 30, 2001, total $21,253.4 million, a 3.9% increase over the fiscal year ended June 30, 2000. The $19,454.7 million in Estimated Revenues represents an increase of 4.6% over the previous year's Estimated Revenues.

GENERAL REVENUES AND EXPENSES

    For the fiscal year ended June 30, 1999, approximately 67% of Florida's total direct revenue to its four operating funds was derived from Florida taxes and fees, with Federal grants and other special revenue accounting for the balance. The large majority of Florida General Revenue Funds available to Florida for the fiscal year ended June 30, 1997, were made up of the following taxes:

  - Sales and use tax -- 70%

  - Corporate income tax -- 8%

  - Intangible personal property tax -- 4%

  - Beverage tax -- 3%

  - Estate tax -- 4%

    During the same fiscal year ended June 30, 2000, the large majority of expenditures from Florida's General Revenue Fund were as follows:

  - Education -- 55%

  - Health and welfare -- 24%

  - Public safety -- 16%

FLORIDA SALES AND USE TAX

    Florida's sales and use tax (6%) currently accounts for Florida's single largest source of tax receipts. Slightly less than 10% of Florida's sales and use tax is designated for local governments and is distributed to the respective counties in which the tax is collected for use by the counties, and the municipalities in such counties. In addition to this money from the State of Florida, local governments may (by a vote of the residents) assess a 0.5% or a 1.0% discretionary sales surtax within their county. Proceeds from this local option sales tax are used for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under applicable Florida law. Certain charter counties have other taxing powers in addition, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. The indigent health care tax alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%.

  - For the fiscal year ended June 30, 1999, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totaled $13,918 million, an increase of 7.3% over the fiscal year ended June 30, 1998, collections.

ALCOHOLIC BEVERAGE TAX

    Florida imposes an alcoholic beverage wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of Florida's major tax sources. Ninety-eight percent of the revenues collected from this tax are deposited into Florida's General Revenue Fund.

  - Alcoholic beverage tax totaled $466.3 million for the fiscal year ended June 30, 1999.

CORPORATE INCOME TAX

    Florida imposes an income tax on corporations. All receipts of the corporate income tax are credited to the General Revenue Fund.

  - For the fiscal year ended June 30, 1999, corporate income tax totaled $1,472.2 million, an increase of 5.5% from the fiscal year ended June 30,
    1998.

DOCUMENTARY STAMP TAX

    Florida imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. For the fiscal year ended June 30, 1997, 62.63% of these taxes were deposited to the General Revenue Fund.

  - Documentary stamp tax collections totaled $1,185.1 million for the fiscal year ended June 30, 1999, an 13.4% increase from the fiscal year ended
    June 30, 1998.

INTANGIBLE PERSONAL PROPERTY TAX

    Florida imposes an annual intangible personal property tax on stocks, bonds, including bonds secured by liens on Florida real property, notes, governmental leaseholds, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is currently 1.5 mills (a mill is $1.00 of tax per $1,000.00 of property value). Florida also imposes a non-recurring 2 mill tax on mortgages and other obligations secured by liens on Florida real property. Of the net taxes imposed on intangible personal property, 66.5% are distributed to the General Revenue Fund.

  - For the fiscal year ended June 30, 1999, total intangible personal property tax collections were $1.210 million, a 2.2% increase from the fiscal year ended June 30, 1998.

ESTATE TAX

    Florida imposes an estate tax on the estate of a decedent for the privilege of transferring property at death. All receipts of the estate tax are credited to the General Revenue Fund.

  - For the fiscal year ended June 30, 1999, receipts from this source were $674.1 million, an increase of 13.3% over the fiscal year ended June 30, 1998.

LOTTERY

    Florida began its own lottery in 1988. Florida law requires that lottery revenues be distributed 50% to the public in prizes, at least 38.0% for use in enhancing education, and no more than 12.0% for costs of administering the lottery.

  - Lottery ticket sales for the fiscal year ended June 30, 1999, totaled $2.11 billion, providing education with approximately $802.9 million.

TOBACCO LITIGATION AWARD TO FLORIDA

    Florida's 1997 tobacco litigation settlement, as amended in 1998, is expected to total $13 billion over a 25 year period. The settlement anticipates that Florida will use the proceeds for children's healthcare coverage and other health-related services, to reimburse Florida for medical expenses it has incurred, and for mandated improvements in enforcement efforts against the sale of tobacco products to minors.

DEBT-BALANCED BUDGET REQUIREMENT

    At the end of the fiscal year ended June 30, 1998, Florida had outstanding about $9,260 million in principal amount of debt secured by its full faith and credit. Since then, the State has issued about $200 million in principal amount of full faith and credit bonds.

    Florida's Constitution and statutes require that Florida not run a deficit in its budget, as a whole, or in any separate fund within its budget. Rather its budget and funds must be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all Florida agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the Florida Constitution prohibits Florida from borrowing by issuing bonds to fund its operations.

LITIGATION

    Currently under litigation are several issues relating to Florida actions or Florida taxes that put at risk a portion of General Revenue Fund monies. There is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on Florida's financial position. A brief summary of these matters follows.

    NATHAN M. HAMEROFF, M.D., ET AL. V. AGENCY FOR HEALTHCARE ADMINISTRATION, ET AL.

        The plaintiff challenged the constitutionality of Florida's Public Medical Assistance Trust Fund annual assessment on net operating revenue of free standing out-patient facilities offering sophisticated radiology services. The trial has not been scheduled. If Florida is unsuccessful in its action, the potential cost to Florida could be $116.8 million.

    BARNETT BANKS, INC. V. FLORIDA DEPARTMENT OF REVENUE

        The taxpayer in this case challenged the imposition of interest on additional amounts of corporate income tax due as a result of adjustments under a Federal income tax audit that were reported to Florida. DOR's historical position is that interest is due from the due date of the return until payment of the additional amount of tax is made. The taxpayer contends that interest should begin to accrue only from the date the Federal audit adjustments were due to be reported to Florida. A Final Order was issued adopting DOR's position, but the taxpayer has appealed. The potential lost revenue and refund exposure is in the range of $12 to $20 million annually.

    SAVONA, ET AL. V. AGENCY FOR HEALTH CARE ADMINISTRATION

        The plaintiffs seek reimbursement of differential between Medicare and Medicaid rates for dual-enrolled eligibles. If the plaintiffs prevail, Florida's share (45%) of the potential liability could be up to $270 million.

DEFICIT FUND EQUITY

    The Florida Casualty Insurance Risk Management Trust Fund has deficit retained earnings of approximately $567 million. These represent long term liabilities of Florida as a whole. These liabilities include claims pertaining to state employee Workers' Compensation, federal civil rights, and general and automotive liability.

    The Special Disability Trust Fund has a deficit fund balance of approximately $1.9 billion. This deficit is the result of claims expense over net assessment revenue.

    Florida maintains a bond rating of Aa2, AA+, and AA from Moody's Investor's Service, Standard & Poor's Corporation, and Fitch, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue source from which such series derives funds for repayment. While these ratings and some of the information presented above indicate that Florida is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Florida Municipal Obligations purchased by the Fund will not be adversely affected by any such changes.

    The sources for the information presented above include official statements and financial statements of the State of Florida. While John Nuveen & Co., Incorporated has not independently verified this information, John
Nuveen & Co., Incorporated has no reason to believe that the information is not correct in all material respects.

FLORIDA TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under published 2000 marginal Federal tax rates*. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.
---------

    * The State of Florida does not impose an income tax on individuals. However, Florida does impose an intangible personal property tax, which is not included in these tables because it is generally based on property value rather than income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      15.0%       5.29     5.59     5.88     6.18     6.47     6.76     7.06     7.35
  43.85-105.95         0-128.95      28.0        6.25     6.60     6.94     7.29     7.64     7.99     8.33     8.68
                  128.95-193.40      29.0        6.34     6.69     7.04     7.39     7.75     8.10     8.45     8.80
 105.95-161.45         0-128.95      31.0        6.52     6.88     7.25     7.61     7.97     8.33     8.70     9.06
                  128.95-193.40      32.0        6.62     6.99     7.35     7.72     8.09     8.46     8.82     9.19
                  193.40-315.90      34.5        6.87     7.25     7.63     8.02     8.40     8.78     9.16     9.54
 161.45-288.35    128.95-193.40      37.0        7.14     7.54     7.94     8.33     8.73     9.13     9.52     9.92
                  193.40-315.90      40.5        7.56     7.98     8.40     8.82     9.24     9.66     10.08    10.50
                    Over 315.90      37.02       7.14     7.54     7.94     8.33     8.73     9.13     9.52     9.92
   Over 288.35    193.40-315.90      44.5        8.11     8.56     9.01     9.46     9.91     10.36    10.81    11.26
                    Over 315.90      41.03       7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-128.95      15.0%       5.29     5.59     5.88     6.18     6.47     6.76     7.06     7.35
  26.25- 63.55         0-128.95      28.0        6.25     6.60     6.94     7.29     7.64     7.99     8.33     8.68
  63.55-132.60         0-128.95      31.0        6.52     6.88     7.25     7.61     7.97     8.33     8.70     9.06
                  128.95-251.45      32.5        6.67     7.04     7.41     7.78     8.15     8.52     8.89     9.26
 132.60-288.35    128.95-251.45      38.0        7.26     7.66     8.06     8.47     8.87     9.27     9.68     10.08
                    Over 251.45      37.02       7.14     7.54     7.94     8.33     8.73     9.13     9.52     9.92
   Over 288.35      Over 251.45      41.03       7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59

------------------

    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately 44.34 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 40.79 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

    2 Federal tax rate reverts to 36.00% after the 80% cap on the limitation on itemized deductions has been met.

    3 Federal tax rate reverts to 39.60% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX D

                                OHIO DISCLOSURE

ECONOMIC FACTORS--OHIO

    As described above, the Ohio Trust will invest most of its net assets in securities issued by or on behalf of (or in certificates of participation in lease-purchase obligations of) the State of Ohio, political subdivisions of the State, or agencies or instrumentalities of the State or its political subdivisions (Ohio Obligations). The Ohio Trust is therefore susceptible to general or particular economic, political, or regulatory factors that may affect issuers of Ohio Obligations. The following information constitutes only a brief summary of some of the many complex factors that may have an effect. The information does not apply to "conduit" obligations on which the public issuer itself has no financial responsibility. This information is derived from official statements of certain Ohio issuers published in connection with their issuance of securities and from other publicly available information, and is believed to be accurate. No independent verification has been made of any of the following information.

    Generally, the creditworthiness of Ohio Obligations of local issuers is unrelated to that of obligations of the State itself, and the State has no responsibility to make payments on those local obligations.

    There may be specific factors that at particular times apply in connection with investment in particular Ohio Obligations or in those obligations of particular Ohio issuers. It is possible that the investment may be in particular Ohio Obligations, or in those of particular issuers, as to which those factors apply. However, the information below is intended only as a general summary, and is not intended as a discussion of any specific factors that may affect any particular obligation or issuer.

    The timely payment of principal of and interest on Ohio Obligations has been guaranteed by bond insurance purchased by the issuers, the Ohio Trust or other parties. Those Ohio Obligations may not be subject to the factors referred to in this section of the Prospectus.

    Ohio is the seventh most populous state. The 1990 Census count of 10,847,000 indicated a 0.5% population increase from 1980. The Census estimate for 1998 was 11,209,000.

    While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and approximately 16% of total employment in agribusiness.

    In prior years, the State's overall unemployment rate was commonly somewhat higher than the national figure. For example, the reported 1990 average monthly State rate was 5.7%, compared to the 5.5% national figure. However, in recent years the State rates were below or at the national rates (4.3% vs. 4.5% in 1998, both at 4.2% in 1999). The unemployment rate and its effects vary among geographic areas of the State.

    There can be no assurance that future national, regional or state-wide economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of Ohio Obligations held in the Ohio Trust or the ability of particular obligors to make timely payments of debt service on (or lease payments relating to) those Obligations.

    The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its July 1 to June 30 fiscal year (FY) or fiscal biennium in a deficit position. Most State operations are financed through the General Revenue Fund (GRF), for which the personal income and sales-use taxes are the major sources. Growth and depletion of GRF ending fund balances show a consistent pattern related to national economic conditions, with the ending FY balance reduced during less favorable and increased during more favorable economic periods. The State has well-established procedures for, and has timely taken, necessary actions to ensure resource/expenditure balances during less favorable economic periods. Those procedures included general and selected reductions in appropriations spending.

    The 1992-93 biennium presented significant challenges to State finances, successfully addressed. To allow time to resolve certain budget differences an interim appropriations act was enacted effective July 1, 1991; it included GRF debt service and lease rental appropriations for the entire biennium, while continuing most other appropriations for a month. Pursuant to the general appropriations act for the entire biennium, passed on July 11, 1991, $200 million was transferred from the Budget Stabilization Fund (BSF, a cash and budgetary management fund) to the GRF in FY 1992.

    Based on updated results and forecasts in the course of that FY, both in light of a continuing uncertain nationwide economic situation, there was projected and then timely addressed an FY 1992 imbalance in GRF resources and expenditures. In response, the Governor ordered most State agencies to reduce GRF spending in the last six months of

FY 1992 by a total of approximately $184 million; the $100.4 million BSF balance and additional amounts from certain other funds were transferred late in the FY to the GRF, and adjustments were made in the timing of certain tax payments.

    A significant GRF shortfall (approximately $520 million) was then projected for FY 1993. It was addressed by appropriate legislative and administrative actions, including the Governor's ordering $300 million in selected GRF spending reductions and subsequent executive and legislative action (a combination of tax revisions and additional spending reductions). The June 30, 1993 ending GRF fund balance was approximately $111 million, of which, as a first step to replenishment, $21 million was deposited in the BSF.

    None of the spending reductions were applied to appropriations needed for debt service or lease rentals relating to any State obligations.

    The 1994-95 biennium presented a more affirmative financial picture. Based on June 30, 1994 balances, an additional $260 million was deposited in the BSF. The biennium ended June 30, 1995 with a GRF ending fund balance of $928 million, of which $535.2 million was transferred into the BSF. The significant GRF fund balance, after leaving in the GRF an unreserved and undesignated balance of $70 million, was transferred to the BSF and other funds including school assistance funds and, in anticipation of possible federal program changes, a human services stabilization fund.

    From a higher than forecast 1996-97 mid-biennium GRF fund balance, $100 million was transferred for elementary and secondary school computer network purposes and $30 million to a new State transportation infrastructure fund. Approximately $400.8 million served as a basis for temporary 1996 personal income tax reductions aggregating that amount. The 1996-97 biennium-ending GRF fund balance was $834.9 million. Of that, $250 million went to school building construction and renovation, $94 million to the school computer network, $44.2 million for school textbooks and instructional materials and a distance learning program, and $34 million to the BSF, and with the $263 million balance to a State income tax reduction fund.

    The 1998-99 GRF balances were $1.5 billion (cash) and $976 million (fund). Of that fund balance, $325.7 million has been transferred to school building assistance, $46.3 million to the BSF, $90 million to supply classroom computers and for interactive video distance learning, and the remaining amount to the State income tax reduction fund. The BSF had a March 2, 2000 balance of over $953 million.

    The GRF appropriations acts for the current 2000-01 biennium (one for all education purposes, and one for general GRF purposes) were passed on June 24 and 28, 1999 respectively, and promptly signed (after selective vetoes) by the Governor. Those acts provided for total GRF biennial expenses of over $39.8 million. Necessary GRF debt service and lease rental appropriations for the entire biennium were requested in the Governor's proposed budget and incorporated in the appropriations bills as introduced, and were included in the bill versions as passed by the House and Senate and in the acts as passed and signed.

    The State's incurrence or assumption of debt without a vote of the people is, with limited exceptions, prohibited by current State constitutional provisions. The State may incur debt, limited in amount to $750,000, to cover casual deficits or failures in revenues or to meet expenses not otherwise provided for. The Constitution expressly precludes the State from assuming the debts of any local government or corporation. (An exception is made in both cases for any debt incurred to repel invasion, suppress insurrection, or defend the State in war.)

    By 16 constitutional amendments approved from 1921 to date (the latest adopted in 1999) Ohio voters authorized the incurrence of State debt and the pledge of taxes or excises to its payment. At March 2, 2000, over $1.4 billion (excluding certain highway bonds payable primarily from highway use receipts) of this debt was outstanding. The only such State debt currently at that date authorized to be incurred were portions of the highway bonds, and the following:
(a) up to $100 million of obligations for coal research and development may be outstanding at any one time ($19.3 million outstanding); (b) $240 million of obligations previously authorized for local infrastructure improvements, no more than $120 million of which may be issued in any calendar year (over $1.06 billion outstanding); and (c) up to $200 million in general obligation bonds for parks, recreation and natural resources purposes which may be outstanding at any one time ($109.1 million outstanding, with no more than $50 million to be issued in any one year).

    The electors in 1995 approved a constitutional amendment extending the local infrastructure bond program (authorizing an additional $1.2 billion of State full faith and credit obligations to be issued over 10 years for the purpose), and authorizing additional highway bonds (expected to be payable primarily from highway use receipts). The latter supersedes the prior $500 million outstanding authorization, and authorizes not more than $1.2 billion to be outstanding at any time and not more than $220 million to be issued in a fiscal year.

    A constitutional amendment approved by the voters in November 1999 authorizes State general obligation debt to pay costs of facilities for a system of common schools throughout the State and facilities for state supported and assisted institutions of higher education. That, and other debt represented by direct obligations of the State (including that authorized by the Ohio Public Facilities Commission and Ohio Building Authority, and some authorized by the Treasurer), may not be issued if future FY total debt service on those direct obligations to be paid from the GRF or net lottery proceeds exceeds 5% of total estimated revenues of the State for the GRF and from net State lottery proceeds during the FY of issuance.

    The Constitution also authorizes the issuance of State obligations for certain purposes, the owners of which do not have the right to have excises or taxes levied to pay debt service. Those special obligations include obligations issued by the Ohio Public Facilities Commission and the Ohio Building Authority, and certain obligations issued by the State Treasurer, over $5.2 billion of which were outstanding or awaiting delivery at March 2, 2000.

    In recent years, State agencies have participated in transportation and office building projects that may have some local as well as State use and benefit, in connection with which the State enters into lease purchase agreements with terms ranging from 7 to 20 years. Certificates of participation, or special obligation bonds of the State or a local agency, are issued that represent fractionalized interests in or are payable from the State's anticipated payments. The State estimates highest future FY payments under those agreements (as of March 2, 2000) to be approximately $28.5 million (of which $24.7 million is payable from sources other than the GRF, such as federal highway money distributions). State payments under all those agreements are subject to biennial appropriations, with the lease terms being two years subject to renewal if appropriations are made.

    A 1990 constitutional amendment authorizes greater State and political subdivision participation (including financing) in the provision of housing. The General Assembly may for that purpose authorize the issuance of State obligations secured by a pledge of all or such portion as it authorizes of State revenues or receipts (but not by a pledge of the State's full faith and credit).

    A 1994 constitutional amendment pledges the full faith and credit and taxing power of the State to meeting certain guarantees under the State's tuition credit program which provides for purchase of tuition credits, for the benefit of State residents, guaranteed to cover a specified amount when applied to the cost of higher education tuition. (A 1965 constitutional provision that authorized student loan guarantees payable from available State moneys has never been implemented, apart from a "guarantee fund" approach funded essentially from program revenues.)

    State and local agencies issue obligations that are payable from revenues from or relating to certain facilities (but not from taxes). By judicial interpretation, these obligations are not "debt" within constitutional provisions. In general, payment obligations under lease-purchase agreements of Ohio public agencies (in which certificates of participation may be issued) are limited in duration to the agency's fiscal period, and are renewable only upon appropriations being made available for the subsequent fiscal period.

    Local school districts in Ohio receive a major portion (state-wide aggregate of approximately 47% in FY 1998) of their operating moneys from State subsidies, but are dependent on local property taxes, and in 126 districts (as of March 2, 2000) from voter-authorized income taxes, for significant portions of their budgets. Litigation, similar to that in other states, has been pending questioning the constitutionality of Ohio's system of school funding. The Ohio Supreme Court has concluded that aspects of the system (including basic operating assistance and the loan program referred to below) are unconstitutional, and ordered the State to provide for and fund a system complying with the Ohio Constitution, staying its order to permit time for responsive corrective actions. After a further hearing, the trial court decided that steps taken to that date by the State to enhance school funding had not met the requirements of the Supreme Court decision. The State has appealed to the Supreme Court, before which oral arguments were heard in November, 1999. That Court has issued a stay, pending appeal, of the implementation of the trial court's order. A small number of the State's 611 local school districts have in any year required special assistance to avoid year-end deficits. A now superseded program provided for school district cash need borrowing directly from commercial lenders, with diversion of State subsidy distributions to repayment if needed. Recent borrowings under this program totalled $87.2 million for 20 districts in FY 1996 (including $42.1 million for one), $113.2 million for 12 districts in FY 1997 (including $90 million to one for restructuring its prior loans), and $23.4 million for 10 districts in FY 1998.

    Ohio's 943 incorporated cities and villages rely primarily on property and municipal income taxes for their operations. With other subdivisions, they also receive local government support and property tax relief moneys distributed by the State.

    For those few municipalities and school districts that on occasion have faced significant financial problems, there are statutory procedures for a joint State/local commission to monitor the fiscal affairs and for development of a financial plan to eliminate deficits and cure any defaults. (Similar procedures have recently been extended to counties and townships.) Since inception for municipalities in 1979, these "fiscal emergency" procedures have been applied to 26 cities and villages; for 21 of them the fiscal situation was resolved and the procedures terminated (one municipality is in preliminary "fiscal watch" status). As of February 11, 2000, a school district "fiscal emergency" provision was applied to 11 districts, and 8 were on preliminary "fiscal watch" status.

    At present the State itself does not levy ad valorem taxes on real or tangible personal property. Those taxes are levied by political subdivisions and other local taxing districts. The Constitution has since 1934 limited to 1% of true value in money the amount of the aggregate levy (including a levy for unvoted general obligations) of property taxes by all overlapping subdivisions, without a vote of the electors or a municipal charter provision, and statutes limit the amount of that aggregate levy to 10 mills per $1 of assessed valuation (commonly referred to as the "ten-mill limitation"). Voted general obligations of subdivisions are payable from property taxes that are unlimited as to amount or rate.

OHIO TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2000 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      19.5%       5.59     5.90     6.21     6.52     6.83     7.14     7.45     7.76
  43.85-105.95         0-128.95      33.0        6.72     7.09     7.46     7.84     8.21     8.58     8.96     9.33
                  128.95-193.40      34.0        6.82     7.20     7.58     7.95     8.33     8.71     9.09     9.47
 105.95-161.45         0-128.95      36.0        7.03     7.42     7.81     8.20     8.59     8.98     9.38     9.77
                  128.95-193.40      36.5        7.09     7.48     7.87     8.27     8.66     9.06     9.45     9.84
                  193.40-315.90      39.0        7.38     7.79     8.20     8.61     9.02     9.43     9.84     10.25
 161.45-288.35    128.95-193.40      42.0        7.76     8.19     8.62     9.05     9.48     9.91     10.34    10.78
                  193.40-315.90      45.0        8.18     8.64     9.09     9.55     10.00    10.45    10.91    11.36
                    Over 315.90      42.02       7.76     8.19     8.62     9.05     9.48     9.91     10.34    10.78
   Over 288.35    193.40-315.90      48.5        8.74     9.22     9.71     10.19    10.68    11.17    11.65    12.14
                    Over 315.90      45.03       8.18     8.64     9.09     9.55     10.00    10.45    10.91    11.36

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-128.95      19.0%       5.56     5.86     6.17     6.48     6.79     7.10     7.41     7.72
  26.25- 63.55         0-128.95      31.5        6.57     6.93     7.30     7.66     8.03     8.39     8.76     9.12
  63.55-132.60         0-128.95      36.0        7.03     7.42     7.81     8.20     8.59     8.98     9.38     9.77
                  128.95-251.45      37.5        7.20     7.60     8.00     8.40     8.80     9.20     9.60     10.00
 132.60-288.35    128.95-251.45      42.5        7.83     8.26     8.70     9.13     9.57     10.00    10.43    10.87
                    Over 251.45      42.02       7.76     8.19     8.62     9.05     9.48     9.91     10.34    10.78
   Over 288.35      Over 251.45      45.03       8.18     8.64     9.09     9.55     10.00    10.45    10.91    11.36

------------------

    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 48.51 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 45.23 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. The table does not reflect the Ohio joint filing credit, which has the effect of reducing the state tax rates by 5% to 20% of such rates for certain married taxpayers filing a joint return. The amount of this credit cannot exceed $650.00. The table does not reflect possible reductions in the state tax rates that may occur if the Director of Budget and Management determines that certain surplus revenues exist.

    2 Combined Federal and state tax rate reverts to 40.80% after the 80% cap on the limitation on itemized deductions has been met.

    3 Combined Federal and state tax rate reverts to 44.13% after the 80% cap on the limitation on itemized deductions has been met.

                       CONTENTS OF REGISTRATION STATEMENT

A.  BONDING ARRANGEMENTS OF DEPOSITOR:

    The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                         AMOUNT

    Reliance Insurance Company                               $26,000,000
    B 262 6895

B.  THIS AMENDMENT OF REGISTRATION STATEMENT COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

                                The facing sheet

                                 The Prospectus

                                 The signatures

                         Consents of Independent Public
                      Accountants and Counsel as indicated

                         Exhibits as listed on page S-5

C.  EXPLANATORY NOTE:

    This Amendment No. 1 to the Registration Statement may contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.  UNDERTAKINGS:

    1. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

    The Registrant, Nuveen Tax-Free Unit Trust, Series 1161 hereby identifies Series 401, 507, 512, 515, 517, 519, 723, 814 and 823 of the Nuveen Tax-Exempt
Unit Trust (the former name of the Nuveen Tax-Free Unit Trust) for purposes of the representations required by Rule 487 and represents the following:

    (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3)  that it has complied with Rule 460 under the Securities Act of 1933.


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 1161 has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on April 13, 2000.


                                          NUVEEN TAX-FREE UNIT TRUST, SERIES
                                          1161
                                                             (Registrant)


                                          By JOHN NUVEEN & CO. INCORPORATED
                                                             (Depositor)


                                          By:  Thomas C. Muntz
                                          --------------------------------------
                                                             Vice President


                                          Attest:  Nicholas Dalmaso
                                          --------------------------------------
                                                             Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Amendment of Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


          SIGNATURE                        TITLE*              DATE
Timothy T. Schwertfeger        Chairman, Board of Directors,    )
                               Chief Executive Officer and      )
                               Director                         )
                                                                )
John P. Amboian                President and Director           )          Larry W. Martin
                                                                )        Attorney-In-Fact**
                                                                )
                                                                )          April 13, 2000
Margaret E. Wilson             Vice President and Controller    )
                                                                )
                                                                )
                                                                )


--------------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

** The powers of attorney for Messrs. Amboian and Schwertfeger were filed on March 20, 1997 as Exhibit P to Form N-8B-2 (File No. 811-08103) and for
Ms. Wilson as Exhibit 6.2 to Nuveen Unit Trusts, Series 12 (File No. 333-49197) filed on May 14, 1998.

1161


                         CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                            CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement are contained in their opinions filed by this amendment as Exhibit 3.3 to the Registration Statement.

                    CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.1 to the Registration Statement.

                      CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.2 to the Registration Statement.

                         CONSENT OF ARTHUR ANDERSEN LLP

    The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.3 to the Registration Statement.

                                LIST OF EXHIBITS

1.1(a)       Copy of Standard Terms and Conditions of Trust between John
             Nuveen & Co. Incorporated, Depositor, and The Chase
             Manhattan Bank, Trustee (filed as Exibit 1.1 (a) to the
             Sponsor's Amendment to the Registration Statement on
             Form S-6 relating to Series 823 of the Fund [File
             No. 33-62325] filed on September 7, 1995 and incorporated
             herein by reference).
1.1(b)       Trust Indenture and Agreement.
1.2          Copy of Certificate of Incorporation, as amended, of John
             Nuveen & Co. Incorporated, Depositor (incorporated by
             reference to Form N-8B-2 [File No. 811-1547] filed on
             September 29, 1967 on behalf of Nuveen Tax-Exempt Unit
             Trust, Series 16).
1.3          Copy of amendment of Certificate of Incorporation changing name of Depositor to John Nuveen & Co. Incorporated
             (incorporated by reference to Form N-8B-2 [File
             No. 811-2198] filed on April 11, 1985 on behalf of Nuveen
             Tax-Exempt Unit Trust, Series 37).
2.1          Copy of Certificate of Ownership (included in Exhibit 1.1(a)
             on pages 2 to 8, inclusive, and incorporated herein by
             reference).
2.2          Code of Ethics of the Trust(s) and Principal Underwriter
             (filed as Exhibit 2.2 to Amendment No. 3 to the Registration
             Statement on Form S-6 relating to Nuveen Unit Trusts,
             Series 82 [File No. 333-96279] filed on March 6, 2000 and
             incorporated herein by reference).
3.1          Opinion of counsel as to legality of securities being
             registered.
3.2          Opinion of counsel as to Federal income tax status of
             securities being registered.
3.3          Opinions of special state counsel to the Fund for state tax matters as to income tax status to residents of the
             respective states of the units of the respective trusts and consents to the use of their names in the Prospectus.
3.4          Corporate opinion of Trustee's counsel.
3.5          Opinion of Trustee's counsel as to New York tax status.
4.1          Consent of Kenny S&P Evaluation Services.
4.2          Consent of Carter, Ledyard & Milburn.
4.3          Consent of Arthur Andersen LLP
6.1          List of Directors and Officers of Depositor and other
             related information (incorporated by reference to the
             Amendment to the Registration Statement on Form S-6 [File
             No. 33-62325] filed on September 7, 1995 on behalf of Nuveen
             Tax-Exempt Unit Trust, Series 823).